SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2014
KT Corporation

By:	/s/ Youngwoo Kim
Name: Youngwoo Kim
Title: Vice President

By:	/s/ Jungsup Jung
Name: Jungsup Jung
Title: Team Leader

ANNUAL FINANCIAL REPORT

OF

KT CORPORATION

(From January 1, 2013 to December 31, 2013)

(Translation of the Annual Report filed in Korean with the Financial Supervisory Service of Korea)

I. Corporate Generals

1. Corporate Purpose of KT Corporation

Business Objectives

1.	Information and communications business;
2.	New media business;
3.	Development and sale of software and contents;
4.	Sale and distribution of information communication equipment;
5.	Testing and inspection of information communication equipment, devices and facilities;
6.	Advertisement business;
7.	Telecommunications retail business;
8.	Development of information and technology, and electrical infrastructure;
9.	Real estate and housing business;
10.	Electronic banking and finance business;
11.	Education and learning services business;
12.	Security services business (including machinery system surveillance services and facilities security services);
13.	Research and technical development, education, training and promotion, overseas businesses, export and import trade, manufacturing and distribution related to the activities mentioned in items 1 through 12;
14.	Telecommunications services business, including frequency-based telecommunications business;
15.	Value-added telecommunications business;
16.	Production, supply (screening) and distribution of music albums, music videos, movies, videos and games;
17.	Electronic finance and electronic payment gateway services, including issuance and management of pre-paid electronic payment methods;
18.	Sales and leasing of equipment and facilities related to the activities mentioned in items 14 through 17;
19.	Overseas and export and import trade related to activities mentioned in items 14 through 18;
20.	Travel agency business;
21.	(RESERVED)
22.	Alternative energy generation business;
23.	Health Bioinformatics business;
24.	Military telecommunication equipment manufacturing business;
25.	Energy inspection, energy conservation, and other energy use rationalization business; and
26.	Any and all other activities or businesses incidental to or necessary for the attainment of the foregoing.

2. History

A. Changes since Incorporation

(1) Date of Incorporation: December 10, 1981

(2) Location of Headquarters:

90 Bulljeong-ro

Bundang-gu, Seongnam-city

Gyeonggi-do 463-711

Korea

(3) Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, in which KT held a 54.25% interest, and on June 1, 2009, the merger was completed.

•	At the annual shareholders’ meeting held on March 11, 2011, KT’s shareholders approved the addition of the health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of military communication equipment, devices and facility manufacturing to its business objectives.

•	Mr. Suk Chae Lee was reelected as the Chief Executive Officer (“CEO”) and President of KT at the annual shareholders’ meeting held on March 16, 2012.

•	At the annual shareholders’ meeting held on March 15, 2013, KT’s shareholders approved the addition of energy inspection, energy conservation, and the energy use rationalization business to KT’s business objectives.

•	Mr. Chang-Gyu Hwang was elected as the CEO and President of KT at the extraordinary general shareholders’ meeting held on January 27, 2014.

3. Total Number of Shares and Related Matters

A. Total Number of Shares

(As of December 31, 2013)		(Unit: Shares)
Category	Type of Shares
	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,899,767	312,899,767
III. Total Number of Shares Reduced	51,787,959	51,787,959
1. Reduction of Capital	—	—
2. Share Retirement	51,787,959	51,787,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	261,111,808	261,111,808
V. Number of Treasury Shares	17,221,575	17,221,575
VI. Current Number of Issued and Outstanding Shares	243,890,233	243,890,233

B. Status of Capital Increase/Decrease

(As of December 31, 2013)

(Unit: Won, Shares)

Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Details of Issued (Retired) Shares
		Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
June 2, 2009	—	Common Shares	700,108	5,000	5,000	Issuance of new shares for merger

➢	For the merger with KTF, KT issued 700,108 new shares. As a result, the capital amount increased by Won 3.5 billion as follows.

(Unit: Won)

Category	Before Merger	Amount of Change	After Merger
Capital Amount	1,560,998,295,000	3,500,540,000	1,564,498,835,000

C. Acquisition and Disposal of Treasury Shares

(As of December 31, 2013)						(Unit: Shares)
Method of Acquisition		Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Pursuant to Article 165-2 of Securities and Exchange Act	Common Shares	17,389,417	—	167,842	—	17,221,575
		Preferred Shares	—	—	—	—	—
	Reasons other than Article 165-2 of Securities and Exchange Act	Common Shares	—	—	—	—	—
		Preferred Shares	—	—	—	—	—
Subtotal		Common Shares	—	—	—	—	—
		Preferred Shares	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)		Common Shares	—	—	—	—	—
		Preferred Shares	—	—	—	—	—
Total		Common Shares	17,389,417	—	167,842	—	17,221,575
		Preferred Share	—	—	—	—	—

➢	The above “Beginning of Term” means as of January 1, 2013 and “End of Term” means as of December 31, 2013.

➢	Details of share buyback and retirement of treasury shares from January 1, 2013 to December 31, 2013 are as follows.

(1) Acquisition of Treasury Shares

•	Not Applicable.

(2) Disposition of Treasury Shares (167,842 shares)

•	May 24, 2013: Disposition of treasury shares to distribute long-term performance based bonus payments to company executives.

D. Share Ownership Status of the Employee Stock Ownership Association

(1) Transactions with the Employee Stock Ownership Association

•	Not Applicable.

(2) Guidelines for Exercising the Voting Rights of the Employee Stock Ownership Association

•	Association Account: The Employee Stock Ownership Association exercises its voting rights in a manner that is in proportion to the number of association members who wish to exercise their voting rights.

•	Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights with a minimum notice period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3) Shares Held by the Employee Stock Ownership Association

(As of December 31, 2013)		(Unit: Shares)
Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Shares	33,940	33,940
Association Member Account	Common Shares	2,767,725	2,714,419
Total		2,801,665	2,748,359

4. Voting Rights

(As of December 31, 2013)		(Unit: Shares)
Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares	17,308,160	Including Treasury Shares & BC Card stake
	Preferred Shares	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares	243,803,648	—
	Preferred Shares	—

➢	Shares without voting rights under the Commercial Code of Korea: 17,221,575 treasury shares held through treasury stock funds and 86,585 shares owned by BC Card.

5. Dividends and Related Matters

A. Dividends

KT determines its shareholder return policy by considering business performance and cash flow after completing its investment for long-term growth opportunities and retaining internal cash requirements. KT’s shareholder return policy is subject to change depending on its operating status and business environment.

B. Dividends Paid during the Past Three Fiscal Years

Category		FY2013	FY2012	FY2011
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		-392,311	708,819	1,289,055
Net Profit per Share (Won)		-1,609	2,953	5,299
Year-end Cash Dividend (in Millions of Won)		195,112	487,445	486,602
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Propensity (%)		—	67.8	37.7
Rate of Return on Cash Dividend (%)	Common Shares	2.5	5.2	5.3
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	800	2,000	2,000
	Preferred Shares	—	—	—

➢	The dividend-related information is based on KT’s stand-alone result.

II. Business Details

1. Overview

A. Present Conditions of the Industry

(1) Characteristics of the Industry

•	Telecommunication (KT, KT Sat, KT Powertel, KT ENS)

The telecommunication business usually involves businesses such as mobile communications, fixed-line telephony, line lease businesses and Internet Protocol Television (“IPTV”). The value chain in the telecommunication business begins from contents, platform, network and terminal. The convergence of fixed-line, wireless, and broadcasting telecommunications has increased and expanded to adjacent sectors. The traditional telecommunications business is increasingly evolving into services such as IPTV and advanced wideband LTE (“LTE-A”). However, competition in the Korean telecommunications industry is intense and each of the service areas (wireless, fixed telephony and high-speed internet) are experiencing stagnant growth.

Licenses are required within the satellite business in order to use orbital space and spectrum from the government and provide services to clients. KT currently owns three satellites. Globally, KT’s satellite channel broadcasting business comprises approximately 80% of its satellite business. Due to increased demands for high-definition (“HD”) channels, satellite broadcasting has increased in popularity over the past few years.

The Trunked Radio System (“TRS”) service, operated by KT Powertel, allows users to utilize limited spectrums for radio communication services. Approximately 360,000 subscribers are using iDEN services. The TRS service is expected to sustain its growth in the foreseeable future, mainly focusing on specific markets such as logistics and industrial sites.

Network Integration / System Integration (“NI / SI”) are expanding its business boundaries as we move into the convergence era of information and communication technology (“ICT”)-based smart society such as green information technology (“IT”), cloud computing, BcN, and etc.

•	Credit Cards Business (BC Card)

In 1982, five domestic banks (Chohung, Commercial, First Korea, Hanil, Seoul Trusts) established the Banks’ Credit Card Association (the predecessor of BC Card) and launched their card operations. Today’s credit card business structure was formed when the Credit Card Industry Act was enacted in 1987. In 2009, the government expanded possible credit card payment accounts that were limited to commercial bank’s accounts into financial investment company cash management accounts (“CMA”), which were allowed to issue CMA-based credit cards. The credit card industry has expanded the scope of its business as a result of the government’s credit card proliferation policy, which was designed to help the government correctly charge taxable income. Recently, the industry is reinforcing its risk management in order to enhance profitability.

•	Satellite Broadcasting Service (KT Skylife)

Since broadcasting services have become increasingly integrated into the telecommunication business, its value in the media industry has been re-prioritized. New broadcasting technologies such as digital conversion and broadband broadcasting have developed due to the convergence of broadcasting and telecommunication and are available to satisfy customer needs.

•	Car Rental Business (KT Rental)

Due to Korea’s per capita income increase, continuous economic growth, and the convenience of the car rental system, consumer interest in the rental car business, including interest within the government and corporate sectors, has demonstrated steady growth.

•	Media Contents (KT Media Hub)

The recent development of smart devices for media contents consumption allows users to enjoy contents seamlessly with the device of preference. KT Media Hub is focusing not only on the development of new media contents but also to optimize contents for mobile IPTV. KT Media Hub is also focusing to create a stronger synergy among KT’s media related subsidiaries and affiliates, such as KT Skylife, KTH, KT Music, USTREAM, Enswers, Sidus FnH, and etc.

•	Auto Lease and Installment Financing (KT Auto Lease)

KT Auto lease offers its customers leased automobiles by charging certain rates for usage fees and interests. Financing allows users to pay for their automobiles on an installment basis.

•	Real estate development, rental and management (KT Estate)

Real estate development usually requires large scale capital investments and takes long period of time for profits to be realized. Although real estate development returns are usually high, it is also affected by many risks. Efficient management of real estate assets is also an important business portfolio for KT Estate.

•	Financing business (Smartro)

The VAN business involves linking credit card companies’ financing networks with large vendors and POS for credit card transactions. Although there are no regulatory barriers for financing the VAN business, certain network operation know-how is required.

•	Public Telephone Operation and Management (KT Linkus)

Public telephone services offer the same service to anyone, anywhere, at any time, using a nation-wide infrastructure. Moreover “public telephone” is defined as a universal service by the government in accordance with Telecommunication Business Act.

•	Equipment and Related Product Wholesale (KTM&S)

Previously, telecommunication equipment distributions were agency oriented. However, recent telecommunication equipment distributions are moving toward direct channels and on-line channels as smartphones and emerging devices are becoming increasingly popular. As distribution practices are being more focused on direct channels, we are planning to improve differentiation through CRM and service quality enhancement.

•	Contents Distribution (KT Hitel)

The contents distribution business is growing due to increased demands for various N-Screen contents. Video contents are especially suitable for one-source-multi-use due to its ability of being recreated with more value added products. KT Hitel has the greatest number of rights for movie contents for the IP platform. KT Hitel also launched the T-Commerce business, which offers interactive shopping contents for TV viewers. We expect great growth potential from T-Commerce.

•	E-commerce (KT Commerce)

Companies are increasingly preferring e-commerce business to business (“B2B”) provided that it allows for more efficient sales and purchasing procedures. A broker-managed e-commerce system commences once an order from the e-catalogue is placed and is followed by certain logistical procedures. B2B e-commerce offers purchasing companies greater efficiency, optimized processes and an integrated database system, while at the same time, offering selling companies with greater access to distributors of stable credit ratings.

•	Music contents (KT Music)

The music industry refers to the overall cycle of value creation for music contents, starting with composition, performance, publishing, copyrights, management, record labels, and public relations activities. With the rapid expansion of smartphones, since late 2009, there has been an increasing number of subscribers consuming music contents via their smartphone devices.

•	Submarine Cable Construction (KT Submarine)

KT Submarine provides cable construction and management services for telecommunication carriers. In addition to submarine cables for telecommunication carriers, KT Submarine also provides submarine construction for electricity providers. With increasing demands for electricity from China and Southeast Asian countries, the submarine power system is considered to be an ideal source of power to meet such demands.

•	Security and Guards (KT Telecop)

The security service business has been growing due to reasons such as an increase in gross domestic product (“GDP”), women’s social advancement, and the aging population. The security business has a high entry barrier and is not very susceptible to the economic cycle. Security services are provided for individual clients as well as corporate and governmental organizations for the security of personnel, equipment or other assets.

•	Lease and Corporate Loan (KT Capital)

Installment financing refers to lending capital to individual customers who purchase goods that are costly, such as automobiles, machinery or real estate, and charging monthly installments which includes principal and interest. Lease services refers to an agreement between two parties whereby one party allows the other to use his/her property for a certain period of time in exchange for a periodic fee. Most financing companies offer both installment financing and lease services.

•	Advertising (Nasmedia)

There are two main types of agencies for small-to medium sized advertising agencies, which are media representatives and agencies focused on creative directing. The online advertising market is growing most rapidly in the advertising market and has the most access to opportunities.

•	Software development and distribution (KT DS)

Korea’s IT servicing business has reached its peak. While new trends such as cloud services, big data, and open sources are receiving more attention from the market, the growth potential for these new services seems to be limited, as most of Korea’s corporations are trying to limit their budget for IT investments. As such, KT DS is looking to advance into the global market while tapping into IT-based convergence services.

(2) Growth of the Industry

•	Telecommunication (KT, KT Powertel)

	(Unit: thousand persons)
Category	2013	2012	2011
Broadband internet Subscribers	18,738	18,253	17,860
Local Telephone Subscribers	17,620	18,261	18,862
Mobile Phone Subscribers	54,681	53,624	52,507
TRS Subscribers	368	384	382

•	Satellite Leasing Service (KT Sat)

The market size of the global satellite leasing industry is Won 18 trillion, and has grown at a rate of 7.8% per year for the past three years. Companies such as Intelsat, SES, Eutelsat, and Telesat are the incumbent dominant players in the market and competition among these companies remains intense. The market for the global satellite leasing industry will expand into South East Asia, Middle Asia, Africa, and Latin America.

•	SI/NI Service (KT ENS)

The needs for SI/NI services are increasing as the various networks and platforms for mobile, clouding IT, and media are being integrated into one convergent platform. According to Korea IDC, Social Network services, Big data, and Cloud 2.0 will boost further growth within SI/NI services.

•	Credit card business (BC Card)

Until 2010, the credit card business grew explosively with the supportive policy of the Korean government. However, as overall levels of credit card users began to saturate and the decline of average credit card payments have escalated, the card business market is facing difficulties in securing sustainable growth.

•	Satellite Broadcasting Service (KT Skylife)

In the future, broadcasting and telecommunication operators will provide not only voice data and data with IPTV and voice-over-internet-protocol (“VoIP”), but will also offer interactive satellite and mobile services that integrate wireless and wireline characteristics.

    [Paid-TV subscriber trend]

	(Unit: person)
Paid TV Market	Subscribers (No. of Lines)
	2013	2012	2011
Subscribers	27,640,859	25,269,752	23,114,017

Source: Paid-TV Providers

•	Online contents (KT Hitel)

The mobile internet market is growing rapidly with the proliferation of smartphones compared to the stagnant growth in the wired internet industry. The IPTV platform, another emerging screen, is growing with a subscriber base of 8.5 million as of the end of 2013 and is expected to increase to a subscriber base of 10 million by 2014. The robust growth of the IPTV platform will generate an explosive demand for contents such as movies, dramas, and animation. Meanwhile, T-commerce was launched as a new shopping platform. The Korea Communications Commission expects the T-Commerce market to grow to Won 7.8 trillion by 2015.

•	Security and Guards (KT Telecop)

The domestic security industry is affected by developments in electronics, computers, the internet, and the telecommunications and film industries and more value-added products are being introduced into the market. With an expectation that disposable income will continue to grow, the relevant security industry should continue to yield stable growth in the coming years.

•	Car Rental Business (KT Rental)

The domestic car rental market has shown stable growth along with an increase in car sales. The percentage of rental cars compared to registered vehicles has been maintained above 2%. Considering the past growth trend and expected increase in per capita income, the portion of rental cars to registered vehicles will increase steadily.

    [Numbers of registered vehicles and rental cars in Korea]

(Units: 1,000, %)

	2013	2012	2011	2010	2009
Number of registered vehicles	18,870	18,870	18,437	17,941	17,325
Number of registered cars	14,577	14,577	14,198	13,632	13,024
Number of registered rental cars	325	325	289	258	216
Growth rate of registered rental cars	12.5%	12.46%	11.98%	19.44%	8.00%
Rental cars to registered cars ratio	2.2%	2.23%	2.03%	1.89%	1.66%

Source: Ministry of Land, Transport and Maritime Affairs / Korea Rent-A-Car Association

•	Media Contents Business (KT Media Hub)

The IPTV service has become the main media services platform in Korea and continues to expand in its presence.

(a) IPTV Subscriber

(unit : Thousand)	2013	2012	2011
# of users	8,613	6,310	4,919

•	Lease and Corporate Loan (KT Capital)

(a) Lease Items

	(Unit: Won billion)
Items	2013.3Q	2012	2011
Industrial machinery	16,486	21,199	2.294.5
Transportation equipment	50,351	62,886	6,524.7
Medical devices	7,395	9,225	890.3
Pollution prevention equipment	36	0	1.1
Equipment for Science and Technology	1,896	5,402	525.3
Telecommunication Equipment	757	1,276	122.1
Industrial equipment for distribution	279	206	36.8
Other	1,808	2,433	207.0
Total	78,972	102,627	10,601.8

Source: Credit Finance Association (2012 data unpublished)

(b) Installment Finance

(Units: Won billion, thousand items)
	2013.3Q	2012	2001
Durables	70,579	91,692	93,916
Housing	1,856	4,196	9,176
Machinery	3,947	6,295	6,190
Others	816	1,325	896
Sum	77,198	103,508	110,178

Source: Credit Finance Association (2012 data unpublished)

•	Real estate development, rental and management (KT Estate)

As Korea’s birth rate continues to decline, less of the population will prefer to own properties. We expect to see an increase in demand for housing rental over purchasing small-sized households.

(3) Characteristics of Market Fluctuations and Seasonality

•	Telecommunication (KT, KT Sat, KT Powertel)

The demand for communications services does not fluctuate widely with economic conditions due to the fact that such services are regarded as a necessity in modern life. However, if the Korean economy slows and per capita income declines, it could have an adverse impact on KT’s business activities.

(A) KT Powertel

•	KT Powertel is not affected directly by seasonality and fluctuations.

(B) KT Sat

•	Transponder leasing - one of KT Sat’s major services – typically has a five-year (or longer) contract with its clients. As a result, KT Sat is not susceptible to seasonality and market fluctuations. Transmissions of video contents for government and data transmission are not affected by market fluctuations or seasonality. However, B2B services and mobile satellite service are sensitive to market conditions.

(C) KT ENS

•	KT ENS could be affected by macroeconomic factors such as Europe’s fiscal crisis and changes in the global economic environment despite the activation of Green IT and expansion of Smart IT.

•	Credit Cards Business (BC card)

The credit card industry is a typical domestic business which is highly affected by the private consumption trend and overall economic conditions.

•	Satellite Broadcasting Service (KT Skylife)

The paid-TV market is perceived to be a necessity. Unless there is a severe economic downturn, the customer churn rate will be relatively stable. Moreover, the revenue from paid-TV services is based on monthly subscription fees, which are not impacted by seasonality.

•	Car Rental Business (KT Rental)

Korea’s domestic auto rental market is focused largely on long term rentals for corporate clients. The short-term rental market has also shown growth potential as there is an increased interest in leisure activities. The short-term rental market (less than one-year rental) generates more than 6% of its revenue in the summer due to a huge demand for vacation related purposes.

•	Media Contents (KT Media Hub)

The media market has less correlation with seasonality than other businesses.

•	Auto Lease and Installment Payment Financing (KT Auto Lease)

Although lease financing is not typically impacted by seasonality, KT Auto Lease is partly affected by market conditions as some of its clients are corporate in nature and are susceptible to budgets and economic cycles.

•	Real estate development, rental and management (KT Estate)

The real estate market is heavily dependent upon cyclical movements of the economy.

•	Human Resource Management (HNC network)

After the economic crisis of 1997, many of our human labor services have been outsourced and has expanded to other labor centric operations such as call centers, hotel room cleaning services, and hospital cooking services.

•	Network Securities (Initech Corp)

The information security market is affected by market conditions. For example, the economic downturn causes companies to cut down their budget for IT services and such services are less prioritized than other IT systems. However, as recent information leakage incidents are reported from across various industries (finance institutions, government organizations, and corporations) awareness as to the importance of information security has greatly increased.

•	Finance Services (Smartro)

The VAN industry is directly correlated to the amount of credit card usage, and is therefore sensitive to consumption levels and market trends, and other factors related to consumption such as weather conditions, days in a month and types of affiliates (gas station, convenient store, or restaurants).

•	Public Telephone Operation and Management (KT Linkus)

Public telephone businesses are declining due to less usage. The public telephone business is also affected by seasonality.

•	Equipment and Related Product Wholesale (KTM&S)

Communications services are regarded as necessities, and are relatively less sensitive to market fluctuations and seasonality than other industries. However, distribution channels tend to react negatively to the introduction of new handsets, new technology, and trend changes.

•	Contents Distribution (KT Hitel)

The contents market is less sensitive to seasonal factors than other businesses, with the dissemination of a variety of platforms and N-screen services. Typically the first and third quarters of a year are more profitable as a result of school breaks. However, after considering recent trends, the market appears to be more affected by content line-ups rather than factors related to seasonality. The T-commerce market is less sensitive to market trends and seasonality than other shopping methods due to the fact that the service is not limited to time, space, and payment methods.

•	E-commerce (KT commerce)

E-commerce is less sensitive to seasonality than normal commerce transactions as demand for E-commerce increases due to efficient purchases.

•	Music contents (KT Music)

The music contents business has grown with the expansion of smartphones and is not influenced heavily by seasonality.

•	Submarine Cable Construction (KT submarine)

The submarine cable construction business is influenced by the investment strategy between KT and the foreign communication infrastructure operators. KT Submarine’s business is linked with the infrastructure investment environment in China and other countries in the region.

•	Security and Guards (KT Telecop)

The security business is less sensitive to economic fluctuations due to the conservative nature of the security business. However, domestic economic slowdowns and price competition may adversely affect the growth outlook.

•	Lease and Corporate Loan (KT Capital)

Seasonality in the credit financing industry is not clearly evident, however, lease and installment payment markets are affected by the macro economy. The new financing market is not impacted by seasonality.

•	Advertising Business (Nasmedia)

The advertising market is often viewed as the barometer of economic cycles and is highly affected by economic conditions. Revenue derived from advertising tends to show an N-pattern every year. Corporations usually reduce monthly advertisements from January to February and from July to August and increase spending for advertising from April to May and from September to year-end.

•	Software development and distribution (KT DS)

The public IT sector is more heavily influenced by government policy than the market environment. The private IT sector is affected by the amount in investments it receives.

(4) Competition

•	Telecommunication (KT)

(a) Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	International calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	Broadband internet: SK Broadband, LG U+, Service Operators (cable television & relay wired broadcasting operators)

•	Mobile telecommunications: SK Telecom, LG U+, etc.

•	Internet telephones (VoIP): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG U+, etc.

•	IPTV: SK Broadband, LG U+

•	Mobile internet (WiBro): SK Telecom

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission.

•	Specific telecommunications service providers: registration is required.

•	Value-added telecommunications service providers: reporting is required.

(c) Factors of Competition

•	Service fees, product quality, marketing power, brand value and competitiveness of the distribution channel, etc.

•	KT Sat

KT Sat is the only satellite operator in South Korea and competes with other global satellite operators for the satellite transponder leasing business. As for the domestic internet and broadcasting business, KT Sat competes with other fixed-line service providers in Korea.

•	KT Powertel

KT Powertel aims to expand its market share by taking advantage of the TRS’ uniqueness as an alternative for mobile services.

•	KT ENS

SK Broadband and LG U+ are KT ENS’s industry competitors while Samsung S&S, SK E&C, and GS Neoteck are competitors of the Information Communications business.

•	Credit Cards Business (BC Card)

(a) Competing Companies

•	Samsung Card, Hyundai Card, Lotte Card, Shinhan Card, Kookmin Card, Woori Card, KB Card and Hana-SK Card.

(b) Market Entry Requirements

•	Not applicable.

(c) Factors of Competition

•	The number of member card issuers, the number of card transactions, member stores, and the number of issued cards.

•	Satellite Broadcasting Service (KT Skylife)

(a) Competing Companies

•	The terrestrial broadcasting service includes radio, television and terrestrial DMB. As of the end of 2013, there are 32 broadcasters in Korea. The paid-TV market is segmented by operators such as cable operators, satellite broadcasters and IPTV providers. Cable operators are again divided into cable TV operators and relay wired broadcasting operators. In 2012, the number of cable TV operators decreased from 94 to 92. The number of relay wired broadcasting operators also decreased from 97 to 78, declining from 638 relay wired broadcasting operators in 2001 due to M&A or liquidation of business.

•	KT Skylife is currently our satellite service provider and launched its service in March 2002. TU Media launched its service in May 2005, merged with SK Telink in November 2010 and terminated its service on August 31, 2012.

•	The IPTV service was first commercialized in January 2009 after receiving a license in September 2008. Currently, there are three IPTV service providers – KT (olleh TV), SK Broadband (B TV) and LGU+ (LG U+ TV). The IPTV service is regulated by different regulations from those of the cable TV business and the satellite broadcasting business.

(b) Market Entry Requirements

•	Regulation is one of the main entrance barriers in the paid-TV market. Paid-TV regulations mainly refer to the ownership, contents and technologies.

(c) Factors of Competition

•	Some major competing factors are channel availability, advertising and program production. Securing a meaningful market share is also crucial for IPTV providers to be successful. Additionally, market share, vertical integration and the regulatory environment are other important aspects in a competitive environment.

•	Car Rental Business (KT Rental)

Currently, the car rental market players are divided into two groups; 1) nationwide mid-to-large-sized enterprises supported by large companies; or 2) companies which are consolidated through M&A. The second group of companies are usually small companies operating on a local base only. The first group’s market share has been on a rising trend and the top 5 companies are expected to further expand their market shares. Since the merger with Kumho Rent-a-Car, KT Rental holds the biggest market share.

Rental of measurement equipment has been another main business portfolio. The Korean rental market is considered to be an oligopoly with KT Rental, Korean Rental and Aju Rental representing 88% of the market share. Currently, the demand for rental cars is increasing as 4G LTE repeater production and demand for smartphones are increasing.

•	Media Contents (KT Media Hub)

Media Hub is competing with other IPTV service operators (SK Broadband, LG U+), as well as CATV service providers (CJ HelloVision, T-Broad) and etc. KT Media Hub possesses its competitiveness in video on demand (“VOD”) services, duplex services, Smart TV and N-screen services.

•	Auto Lease and Installment Financing (KT Auto Lease)

In order to enter the leasing and financing business, capital amount, credit level, liquidity, and risk management ability must meet the standards set by the Korean Finance Supervisory Services. However, the leasing business has a low entry barrier compared to other financing sectors.

•	Real estate development, rental and management (KT Estate)

Real estate development and the rental and management business are sensitive to real estate market conditions.

•	Human Resource Management (HNC network)

Currently, many firms prefer to outsource certain operations to agencies specializing in human resources. However, many companies have standards when selecting human resources agencies such as customer scale, experience, and reputation and these internal standards often create entrance barriers for new human resources agencies.

•	Network Securities (Initech Corp)

There are 166 listed members of the Korea Information Security Industry Association as of the end of 2013. Although the information security business is highly segmented, the market is considered to be quite competitive. Initech’s main business—Public Key Infrastructure – currently operates 17 companies in the market, however, only three or four companies are directly competing with each other.

•	Financial Services (Smartro)

For the VAN industry, competitiveness is based on the availability of stable IT support, provision of solutions, and service infra that could connect diverse franchise networks.

•	Public Telephone Operation and Management (KT Linkus)

(a) Competing Competitors

•	Public phone booth business: KT Linkus is the only service provider in Korea.

•	Coffee Distribution business: Nespresso, Tassimo, Cafissimo.

•	Logistics Business: CJ Korea Express, Hanjin, Hyundai Logistics.

(b) Market Entry Requirement

•	Public payphone booth business: business operations must be approved by the Korea Communications Commission.

•	Commodity Distribution Business: reporting is required.

•	Motor Truck Businesss: registration is required.

(c) Factors of Competition

•	Service fee, quality, marketing capacity, brand value, and distribution channel competitiveness.

•	Equipment and Related Product Wholesale (KTM&S)

(a) Competing Competitors

•	External competitors: PS&M, SK Networks, APR (Apple Premier Reseller), Pantech Lots, Samsung mobiles, etc.

•	Internal competitors: KTCS, KTIS, etc.

(b) Factors of Competition

•	Acceleration of LTE competition, pressure to reduce monthly telecommunications fees, entrance of distribution companies into MVNO market, etc.

•	Contents Distribution (KT Hitel)

There is no available data to gauge the level of competition in the contents market. As for T-Commerce, there are four competing operators, excluding home shopping. It is possible that more operators will participate in the market and the increase in competitors is a sign of market expansion.

•	E-commerce (KT Commerce)

(a) High barriers to entry

•	Generally the B2C e-commerce market does not have high entry barriers because entry costs are comparatively low, as there are no huge investments for machinery or equipment. On-line shopping malls usually require just a few million Korean won to start a business. However, B2B e-commerce requires entrants to have specialized knowledge of website development, industry, and transactions. Furthermore, B2B e-commerce should have an ERP system or infrastructure in advance to start. Compared to B2C, B2B e-commerce has higher barriers to entry with respect to technology and marketing.

•	Music contents (KT Music)

Our service area is divided into the music service business and the contents investment and distribution business.

(a) Music services

•	KT Music operates OllehMusic (www.ollehmusic.com) and also operates Genie (www.genie.co.kr) on behalf of KT. KT Music consistently upgrades OllehMusic and Genie Smart applications in order to enhance customer satisfaction and convenience.

(b) Music contents investment and distribution

•	KT Music acquired KMP Holdings, which was previously owned by Korea’s major recording agencies such as SM entertainment, YG entertainment, and JYP. KT Music completed a merger with KMP holdings on June 24, 2013, after resolution by the Board of Directors in April 2013. KT Music expects to strengthen its capacity through KMP’s music contents and distributions channels.

•	Submarine Cable Construction (KT Submarine)

The submarine cable construction market has no competitors domestically. In South Korea, KT Submarine is only one provider with vessel maintenance and related service facilities. For the overseas projects, Nexans, Presmian, ABB, JPS, and VISCAS are the major players.

•	Security and Guards (KT Telecop)

The Korean security market is currently dominated by three companies: KT Telecop, S1 and ADT Caps. The entrance barriers in the security industry are government regulations, brand power, security network infrastructure and nationwide mobilization capacity.

•	Lease and Corporate Loan (KT Capital)

According to the Credit Finance Act (Article 5-1), credit financing companies are required to meet certain mandated criteria such as a minimum capital amount (Won 20 billion for up to two credit financing companies and Won 40 billion for three and more), capital adequacy, prudent credit limit, liquidity and risk management. Nevertheless, entry barriers into the credit financing industry are fairly low compared to other financial industries such as banking, insurance and credit card markets. However, except for auto loans, the current domestic credit loan market is not sizable enough and many small players are competing for market share, resulting severe competitions.

•	Advertising Business (Nasmedia)

(a) Competing Competitors

•	Online Advertisement: Mezzomedia, DMC Media

•	Digital Media Advertisement (IPTV): Incross, Dartmedia

•	Digital Interior Advertisement (SMRT): Jeonhong, Yujinmetro

(b) Market Entry Requirement

•	IPTV Advertisement Provider: business operations must be approved by the Korea Communications Commission

•	Digital Interior Ads: business operations must be approved by district borough office

(c) Factors of Competition

•	Media planning capacity, negotiation skills, advertisement effect measurement and analysis systems, quality of proposals, and etc.

(5) Relevant Laws and Government Regulations

(a) Relevant Laws

•	Telecommunications policy-related laws: Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy-related laws: Radio Regulation Law

•	Information related laws: Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws: Broadcasting Law, internet Multimedia Broadcasting Business Law (IPTV related), etc.

(b) Government Regulations

•	The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and role of providing public services. The commission is also responsible for issuing relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

B. Current Status of the Company

(1) Market Characteristics and Classification of Businesses

(a) Market Characteristics

•	Telecommunication (KT, KT SAT, KT Powertel, KT ENS)

The Korean telecommunications market is currently experiencing stagnant growth as major services, including fixed-line telephony, broadband internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. KT is also facing a difficult business environment with fixed-mobile substitution, emergence of internet telephone (VoIP), and price and subsidy competition. Despite the unfavorable economic environment, KT has made continuous efforts to promote cost-cutting measures and innovate customer values. In order to communicate with customers efficiently, KT introduced its new brand name “olleh.” As a result, KT has maintained 8,070 thousands of its broadband subscribers, 14,360 thousands of its PSTN subscribers (Including Premises /Excluding DID) and 16,450 thousand of its mobile subscribes as of the end of 2013.

Considering the highly saturated mobile phone market in Korea (106.9% penetration rate with 56,810 thousands subscribers as of the end of 2013), growth potential by adding new subscribers or raising voice service pricing is limited. In such an environment, however, the mobile data business is considered to be a growth engine.

In late 2009, KT successfully switched the paradigm of the mobile competition from a voice centered market to data-centered services by introducing Apple’s iPhone to the Korean market and enhanced its competitiveness by introducing emerging devices including the iPhone 4 and iPads. KT’s initiatives led to a smartphone penetration rate of 11.29 million (69% of KT’s mobile subscribers) as of end of 2013 and our LTE subscribers had a penetration rate of more than 5 million as of March 19, 2013. In order to promote data usage, KT increased the data volume provided for mobile subscribers by utilizing its 3W (WCDMA, WiFi, WiBro) networks.

KT launched its LTE network services in January 2013, which was delayed compared to its competitors. However, KT completed the nationwide deployment within a ten-month span in October 2013. Due to the speedy roll-out of our LTE networks and adoption of advanced LTE WARP technology, KT achieved the world’s first TDD-FDD LTE roaming services and launched successful voice-over-LTE (“VoLTE”) services. KT also provided broadband LTE and offered carrier aggregation services using a premium WiFi network. With these efforts, KT received the Award of Best Network Operator at the LTE World Summit held in May 2012. In August 2012, KT introduced the LTE data carryover pricing plan which enhanced its competitiveness. In the contents business, KT is trying to increase data consumption by offering ‘Genie’ and ‘olleh tv now’ which provides live broadcasting channels and VODs.

In the PSTN business, KT owns 81.5% of market share as of the end of 2013 with its high brand value and loyalty to customers. However, as KT’s competitors began introducing fixed-mobile bundle services with competitive pricing, KT’s PSTN revenue has been declining steadily. Nevertheless, KT has been trying to mitigate the decline in revenue through various pricing plans and by providing valuable customer services through the CRM system.

In order to maximize the fixed-mobile synergy, KT has introduced diverse bundling plans such as ‘olleh Toong,’ ‘Unlimited plan for family,’ ‘Family sponsor,’ and ‘olleh together.’ KT also launched the ‘ucloud’ service and ‘olleh KT club,’ which is a customer loyalty program for both fixed and mobile subscribers.

In the broadband internet arena, KT will aim to improve its customer value and marketing power by continually providing Fiber-To-The-Home (“FTTH”) services.

KT Sat was spun off from KT on December 1, 2012, and recorded an average growth rate of 8% for three years in a row. KT Sat provides transponder leasing, broadcasting, video distribution and data communications services through our satellites.

Although TRS services require at least two people to subscribe, KT Powertel’s TRS allows consumers to save in investment costs by offering a customized network through a public network. TSR is absorbing demands to substitute mobile communication services for certain companies and the growth forecast appears to be steady.

KT ENS has positioned itself as a NI-specialized subsidiary under KT group since 2004 and conducted internal network planning, construction, maintenance, and operations. KT ENS is expanding its business to a Green IT and global system distribution business. KT ENS currently operates six offices in five major cities nationwide.

•	Credit Cards Business (BC Card)

BC Card’s main business is in the acquisition of credit card issuers and in issuing credit cards on behalf of client credit card issuers. In addition, BC Card provides money transfers, insurance, telecommunication sales and travel services to its cardholders.

•	Satellite Broadcasting (KT Skylife)

KT Skylife has been leading the paid TV market with its competitive edge in HD channels and providing hybrid services through IPTV. Moreover, its strong presence in distribution, which is supported by KT, increased its subscriber base by over 4.18 million users. Competition over subscriber acquisition is expected to be intensified as more players in the paid TV market are providing bundling products with mobile, internet, IPTV, and satellite broadcasting services.

•	Car Rental Business (KT Rental)

Currently, there are many smaller companies in the car rental business as the market entry barrier is low. Almost every year, there are new entrants in the market. As a result, the competition in the car rental market is very severe and the rental pricing is adversely affected. Auto lease companies also exist to act as a substitute for the car rental business. Moving forward, the market is expected to expand around companies that are able to provide nationwide branch offices, brand awareness and value added services.

•	Media Contents (KT media hub)

KT obtained right to operate its IPTV business in September 24, 2008 and KT media hub launched its IPTV services with live channels on November 17, 2008. KT’s IPTV subscribers are recorded at 4.96 million as of the end of 2013, representing 58% of total IPTV subscribers in Korea. Olleh TV Mobile provides live TV channels and VOD contents on mobile handsets. KT media hub also records advertising revenue from interactive ads and pre-play ads on IPTV, and outdoor billboard ads and screen ads in subway stations. Moreover, KT media hub provides a variety of content services such as mobile games, launcher, and education and kids contents.

•	Auto Lease and Installment Financing (KT Auto Lease)

KT Auto Lease offers financing services in order to help customers lease vehicles more easily. Although the vehicles are used as collateral, the KT Auto Lease business is typically considered to be high risk and high return in nature due to the fact that the business is based on the credibility of customers.

•	Real estate development, rental and management (KT Estate)

KT Estate has expanded its business portfolio into real estate development and rental and real estate management after receiving investment in kind of 95 major real estate assets from KT on December 1, 2012. As a real estate consulting company, KT Estate offered city planning services for Daejeon Academy, established a complex development master plan for the Ganbuk headquarters, and carried out lease consulting with respect to land in Gwangju Ssangam-dong.

•	Human Resource Management (HNC network)

The labor outsourcing business has limited growth as the market is highly competitive. Furthermore, large companies establish their subsidiaries and outsource 100% of the work to internalize revenue and costs through consolidated financial statements.

•	Network Securities (Initech Corp)

Initech provides Public Key Infrastructure (“PKI”), which is the most fundamental security infrastructure for securing identification and transaction safely. Accordingly, PKI-based solutions have been provided not only to financial companies but to other companies and public institutions as well. Increasing the awareness of personal information protection is expected to expand the demand for such security services to individual customers.

•	Financial Business (Smartro)

As more customers are using their credit cards to make purchases, the usage rate and the volume of credit card transactions have greatly increased. Moreover, credit card transactions are provided through a variety of processes using open webs, HTML5, AJAX, and diversified UX designs online.

•	Public Telephone Operation and Management (KT Linkus)

Public telephone services have faced obstacles due to rapid growth of mobile communications. Public telephone services are provided certain protective measures by the government as the service is categorized as a universal service in the telecommunication business.

•	Equipment and Related Product Wholesale (KTM&S)

Data communication equipment distribution is moving from an agency and local store-oriented business to direct management channels. The market is expanding to include a general telecommunication service supply market from a simple product selling market. KT M&S has made sustainable growth and focused on margin improvement. KT M&S currently manages approximately 2,808,000 mobile subscribers and approximately 663,000 fixed-line subscribers.

•	Contents distribution (KT Hitel)

Increased integration between broadcasting and telecommunications is eliminating boundaries between the two business sectors. Moreover, the media market is moving towards a more contents based business over a platform-based business. Further, the T-commerce market has considerable growth potential as it has both the characteristics of home-shopping and internet-shopping.

•	E-commerce (KT Commerce)

KT Commerce is a leading B2B e-commerce business and is considered to be an “intermediary B2B e-commerce” under the National Statistical Office’s categorization. B2B industry e-commerce was introduced to Korea in the year 2000 as purchasing procedures were being carried out online. KT Commerce conducts overall business activities from purchases to management and offers clients with efficient purchasing services.

•	Music Contents (KT Music)

The digital music market has grown since smartphones were introduced to Korea in the year 2009 along with the expansion of fixed-line internet services. Unlike feature phones that would provide various music services on a limited basis because of the expensive data service fee, smartphones enabled users to receive music services at no cost through Wi-Fi, 3G, and LTE networks. Consequently, in this environment, the digital music market faced a turning point and is continuing to grow.

•	Submarine Cable Construction (KT Submarine)

The submarine cable construction market is usually made up of telecommunication operators’ consortiums that share any expenses. However, recently each submarine cable companies are starting to operate independently. These submarine cable companies receive orders from telecommunication operators and construct submarine cables with their own vessels. Meanwhile, the submarine cable construction method has also changed. Multiple ships are deployed for bulk cable construction in order to implement new technology more quickly. Accordingly, it currently takes approximately two years for the full process of oceanographic investigation to complete, which would have taken approximately five years to complete in the past.

•	Security and Guards (KT Telecop)

Security companies have focused on price competition as an attempt to increase its market share. It is expected that quality centric competition, rather than price driven competition, will intensify. We anticipate the launch of numerous products and additional services. KT Telecop provides personnel guard, CCTV and access control through machinery security, either independently or as an integrated package. It also provides BMS services in connection with a customer’s ERP system. Based on these services, KT Telecop is pursuing differentiated strategies by expanding its video security and in-building and FM businesses.

•	Lease and Corporate Loan (KT Capital)

KT Capital has been offering various machinery leases and other financing services. Installment financing mainly involved automobiles; however, KT Capital has recently expanded its business to include installment financing for construction machinery as well. As for the synergy project with KT, based on its assets, KT Capital has a broad range of businesses in various sectors such as investments for new technology. Further, KT Capital is expanding into credit financing businesses, including financial lease and IT venture investment.

•	Advertisement (Nasmedia)

Internet advertisement has the characteristics of “customer-targeted” and “interactive information.” Since its unit price is low, small to medium enterprises prefer internet advertisement. In addition to growth from online advertisement, mobile advertisement is also expected to grow with the proliferation of smartphones, tablets, and new telecommunication devices. Although the mobile advertisement market is still fairly small compared to the online advertising market, it is expected to grow significantly.

•	Software development and distribution (KT DS)

Although system operations and the maintenance business has faced difficulty with respect to growth, KT DS is working to improve efficiency through cost saving strategies.

(b) Operations Subject to Disclosure

KT’s main area of business is the telecommunications sector as classified by the Korea Standard Industry Code.

(2) Market Share

•	Telecommunication (KT, KT Powertel)

Category	Operator	Market Share (%)
		2013	2012	2011
Local Telephone (Number of Subscribers)	KT SK Broadband LG U+	81.5 15.6 2.9	82.8 14.5 2.7	84.3 13.3 2.4

Mobile Telephone (Number of Subscribers)	KT SK Telecom LG U+	30.1 50.0 19.9	30.8 50.3 18.9	31.5 50.6 17.9

Broadband internet (Number of Subscribers)	KT SK Broadband LG U+ Service Operators	43.1 24.4 15.6 16.9	44.0 24.1 15.0 16.9	43.8 23.5 15.7 17.0

TRS (Number of Subscribers)	KT Powertel Regional operators	98.6 1.4	97.5 2.5	96.4 3.6

➢	The above data was provided by the Ministry of Science, ICT and Future Planning (www.msip.go.kr).

➢	Broadband internet market share of SK Broadband includes SK Telecom’s resale subscribers.

➢	TRS regional operators include T-on Telecom, Powertel TRS and Daesung Global Networks.

•	Credit Cards Business (BC Card)

Category	2013	2012	2011
Card transaction M/S	25.9%	25.0%	26.2%

➢	Source: BC Card’s internal data

•	Car Rental Business (KT Rental)

[Major car rental companies and market share status]

						(Unit : each)
Companies	End-2013		End-2012		End-2011
	Number of Cars	M/S	Number of Cars	M/S	Number of Cars	M/S
KT Rental	91,668	24.7%	72,861	22.40%	61,191	21.20%
AJ Rent-A-Car	50,200	13.5%	46,741	14.37%	40,767	14.10%
Hyundai Capital	35,832	9.9%	32,024	9.84%	28,747	10.00%
SK Network	22,446	6.0%	15,944	4.9%	12,639	4.4%
Red Cap Tour	11,322	3.48%	11,322	3.48%	10,981	3.80%
Samsung Card	10,059	2.7%	8,736	2.7%	4,725	1.6%
Kia Motors	4,520	1.2%	5,647	1.7%	5,350	1.9%
Dongbu Express	6,045	1.6%	5,706	1.8%	7,498	2.6%
Others	136,815	36.8%	126,353	38.8%	116,736	40,4%
Total	371,821	100.00%	325,334	100.00%	288,634	100.00%

➢	Source: Korea Rent-A-Car Association

•	Satellite Broadcasting (KT Skylife)

[Paid-TV market share (December 31, 2013)]

Companies	Digital Market		Analog Market		Total Paid TV
	Subscriber	M/S	Subscriber	Subscriber	M/S	Subscriber
• T-broad	1,273,087	6.72%	2,062,960	1,273,087	6.72%	2,062,960
• CJ Hello Vision	2,017,361	10.64%	2,019,621	2,017,361	10.64%	2,019,621
• CNM	1,536,702	8.11%	921,919	1,536,702	8.11%	921,919
• CMB	119,167	0.63%	1,399,133	119,167	0.63%	1,399,133
• Hyundai HCN	611,895	3.23%	788,300	611,895	3.23%	788,300
Total MSO	5,558,212	29.32%	7,191,933	5,558,212	29.32%	7,191,933
Minor SO Total	604,409	3.19%	1,491,705	604,409	3.19%	1,491,705
SO Total	6,162,621	32.51%	8,683,638	6,162,621	32.51%	8,683,638
Satellite broadcasting	4,181,022	22.06%		4,181,022	22.06%
IPTV Total	8,613,578	45.44%		8,613,578	45.44%
KT	4,968,254	26.21%		4,968,254	26.21%
SK	2,095,751	11.06%		2,095,751	11.06%
LG U+	1,549,573	8.17%		1,549,573	8.17%
Total	18,957,221	100.00%	8,683,638	18,957,221	100.00%	8,683,638

➢	Skylife and KT subscribers: double-counted for bundled service (OTS) subscribers – 2.23 million as of December 2013.

➢	Sources: Cable—KCTA, Satellite broadcasting—Subscriber data submitted to KCC, IPTV—Company IR data.

•	Media Contents (KT Mediahub)

							(unit:1,000)
Category	Company	Subscriber
		2013		2012		2011
		Subscriber	M/S	Subscriber	M/S	Subscriber	M/S
Olleh TV	Kt	4,968	57.7%	3,847	60.9%	2,810	61.5%

•	Equipment and Related Product Wholesale (KTM&S)

			(unit : each)
Category	New Subscriber
	2013	2012	2011
Wireline	244,532	184,057	309,846
Wireless	1,168,055	956,637	1,217,943

➢	Source: KT M&S Internal Data

•	Security and Guards (KT Telecop)

Category	Company	Market Share (%)
		2013	2012	2011
	KT Telecop	12.9%	16.95%	16.06%
Revenue	S1	61.2%	57.61%	58.61%
	ADT caps	25.9%	25.44%	25.33%

➢	Source: Financial Supervisory Service, Electronics Disclosure System (dart.fss.or.kr)

•	Lease and Corporate Loan (KT Capital)

Market share information may be misleading as there are numerous players such as banks, securities firms and credit financing firms in the leasing and corporate loan markets.

•	Advertisement (Nasmedia)

It is difficult to estimate the market share because there are different competitors in each advertisement media and different types of advertisement media within each company’s target sales.

(3) Status and Forecast of New Businesses

•	Telecommunication (KT, KT Sat, KT Powertel, KT ENS)

In order to secure continuous growth potential, KT has been actively expanding its business into new businesses with growth prospects. KT aims to offer ubiquitous services for subscribers while offering telecommunication based business solutions to corporate clients.

Since the introduction of VoIP in early 2008, KT has been expanding its VoIP subscriber base, recording 3.5 million VoIP subscribers as of end-2013. Unlike other operators which have positioned VoIP as a substitute for PSTN, KT has marketed its VoIP as both a substitute and complementary service for PSTN. On the back end of these efforts, KT has maintained a relatively stable PSTN subscriber base.

KT has also introduced ‘Home hub phone’ and ‘smart home pad,’ which are integrated terminals combining PSTN, VoIP and access point (“AP”), allowing subscribers to enjoy services such as mobile IPTV and Life Jockey services using their home devices. KT plans to solidify its customer base through such creation of new convergent terminals with value-added services and applications. In January 2013, in order to transform conventional PSTN and VoIP oriented telephony customers into storage-over-internet-protocol (“SoIP”) subscribers, KT launched smart-home phone HD, which converged the smart-home contents service and HD voice/data communication function of WiFi-only smartphones.

4G WiBro, which stands for Wireless Broadband, enables portable devices to access broadband internet services, allowing universal internet access with high transmission speeds through personal handsets or laptop computers. 4G WiBro was first commercialized using Korea’s own technology and KT successfully provided its commercial 4G WiBro services to limited areas in 2006.

Since April 2007, KT started to provide 4G WiBro services in the Seoul metropolitan area. In October 2008, the 4G WiBro service coverage was further expanded to 19 neighboring cities and its service speed became two times faster. Furthermore, in March 2011, KT expanded its 4G WiBro service coverage to 82 cities nationwide and major highways, offering the world’s first nationwide data-only network service. 4G WiBro is the first commercialized fourth generation wireless broadband internet technology in Korea and its maximum download speed is 40.3Mbps, which is about three times faster than those of HSDPA/HSUPA 3G networks. KT’s nationwide 4G WiBro coverage is about 88% in the population base, which is significantly higher than those in major developed countries such as United States (36%) and Japan (70%). Currently, anyone may enjoy KT’s 4G WiBro service with personal computers, WiBro-compatible laptop computers, WiBro phones (WCDMA mobile phones with WiBro service), portable media players, navigation devices or Dongle (a USB device connecting to any laptop computer). In addition, “Egg,” which is a portable AP device launched at the beginning of 2009, enables customers to enjoy the WiBro service with various Wi-Fi embedded devices. KT will continuously expand its array of digital devices that are compatible with WiBro services. With data traffic increasing explosively, KT’s 3W network strategy is essential for success and the value of 4G WiBro will become even more important.

As for our corporate business, we plan to expand our presence to the overseas markets with our IT solution products such as Mobile Office and Cloud Computing. After launching in 2010, KT is leading the Cloud Service market with Multi-Data Center and abundant Cloud conversion know-how. In case of u-cloud personals, with a 2.6 million subscriber base and 60 corporations commencing service commercialization of u-cloud personals API. Through introductions of VPC, Cloud NAS, Cloud HPC and other value-added services, KT aims to enhance and diversify its cloud service product lines.

•	Credit Cards Business (BC Card)

BC Card is expanding its business to standardize and commercialize the next-generation of mobile cards and payment processing in traditional markets. In addition, it expects to increase profits by innovating the transaction process.

•	Satellite Broadcasting (KT Skylife)

In order to have a competitive edge in screen resolution quality – one of the most important differentiating factors in real-time broadcasting service—KT Skylife is preparing for the UHD service, also known as the 4K and 8K. With its satellite network, KT Skylife plans to continue its leadership in the UHD market. KT Skylife also plans to offer interconnected services for a web-mobile-TV, which will enable subscribers to watch internet streaming videos on TV and through mobile App. KT Skylife is preparing to offer satellite channel services with next generation technology, such as DCS, MDU, overlay and etc., which will improve the stability of service quality without any interference from external conditions.

•	Car Rental Business (KT Rental)

KT rental envisions becoming a rental only company by launching various new business products, especially those that could have synergies with KT’s telecommunication businesses.

•	Media Contents (KT Media Hub)

KT Media Hub implemented HTML5 middleware to allow for a more open and accessible platform for media contents consumption. As such, applications that could be provided any devices will provide true N-screen services to the users.

•	Auto Lease and Installment Financing (KT Auto Lease)

KT Auto Lease will focus more on the maintenance of lease services for corporate customers and personal customers that do not have enough time to manage their cars.

•	Real estate development, rental and management (KT Estate)

KT Estate plans to offer total real estate asset management including planning, investment, and management of clients real estate.

•	Equipment and Related Product Wholesale (KTM&S)

KT M&S is creating a synergy with KT by expanding a mobile and fixed customer base through supporting on-site sales.

•	Contents distribution (KT Hitel)

KT Hitel launched “Sky T Shopping Channel,” which is a television commerce channel and T-commerce was broadcasted July of last year. KT Hitel plans to position itself as the leading T-commerce player.

•	Security and Guards (KT Telecop)

KT Telecop launched the “Face-Cop service,” which allows control of building access and the “Energy-Cop service,” which offers automatic counting of building entrants, and also launched “Home Securities Service for Women,” which helps protect against violence.

•	Lease and Corporate Loan (KT Capital)

KT Capital plans to focus on stable development of existing businesses and will try to advance into the foundation of retail financing business.

•	Advertising Business (Nasmedia)

Nasmedia plans to develop interactive products and solutions for advertising to maintain its stable growth despite the decrease in the online advertisement market. Nasmedia also plans to advance the integrated digital video advertising network.

•	Software development and distribution (KT DS)

KT DS has successfully completed BIT project -construction of the next generation BSS, OSS and BI/DW. KT DS tries to maximize the efficiency of the KT group as a whole and the competiveness by integrating the IT service unification of KT’s group companies.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

2. Main Products and Services

A. Status of Main Products

•	Telecommunication (KT, KT SAT, KT Powertel)

²	KT

	(Unit: Won million)
Business category	2013
Service revenue	14,205,196	(79.2%)
Merchandise sales(*)	3,731,883	(20.8%)
Total	17,937,079	(100.0%)

➢	Results are based on K-IFRS (KT stand-alone).

²	KT SAT

	(Unit: Won, million)
Business category	2013
Transponder lease	84,397	(57.8%)
Data	9,326	(6.4%)
Video	14,224	(9.7%)
Mobile	16,375	(11.2%)
Others	21,671	(14.9%)
Total	145,993	(100.0%)

➢	Results are based on K-IFRS.

²	KT Powertel

				(Unit: Won, million)
Business	Revenue type	Category	Brand	2013
Telecommunication	Service	Mobile	TRS	99,670	(88.4%)
Distribution of Mobile Handset	Merchandise	TRS handset	Double V	13,072	(11.6%)
Total				112,742	(100.0%)

➢	Results are based on K-IFRS.

²	KT ENS

				(Unit: Won, million)
Business	Item	Revenue		Note
	International call	1,567	(0.3%)	International call revenue
Special Category Telecommunications	Internal communication	53,900	(9.4%)	Group-tel/inner-tel revenue, leasing bond interest revenue
SI/NI	Establishing Communications network	517,126	(90.3%)	SI/NI construction revenue, Equipment sales revenue
Total		572,593	(100.0%)

➢	Including discontinued revenue related to mobile FMC (Won 195 million)

➢	Results are based on K-IFRS

•	Credit Cards Business (BC Card)

	(Unit: Won, billion)
Category	2013
Card revenue	218.1	(7.1%)
Credit card processing	2,618.2	(85.2%)
Additional Service	136.0	(4.4%)
Others	101.1	(3.3%)
Total	3,073.4	(100.0%)

➢	Results are based on K-IFRS.

•	Satellite Broadcasting (KT Skylife)

			(Unit: Won, million)
Business	Revenue	Items	2013
Satellite Broadcasting	Service	Domestic	600,302
		Overseas	—
Total		Total	600,302

➢	Results are based on K-IFRS.

•	Car Rental Business (KT Rental)

		(Unit: Won, million)
Business		2013
		Revenue	Ratio
	Car rental	577,014	68.01%
	Used car	153,573	18.10%
Domestic	Equipment rental	66,252	7.81%
	Others	51,594	6.08%
	Total	848,433	100.0%

➢	Results are based on K-IFRS.

•	Media Contents (KT Media Hub)

	(Unit: Won, million)
Category	2013
TV	209,782	(68.9%)
Advertising	65,645	(21.5%)
New business	4,755	(1.6%)
OTM	18,681	(6.1%)
Others	5,824	(1.9%)
Total	304,687	(100.0%)

➢	Results are based on K-IFRS.

•	Auto Lease and Installment Financing (KT Auto Lease)

	(Unit: Won, million)
Category	2013
Lease	31,683	(90.0%)
Installment financing	3,419	(9.7%)
Others	85	(0.3%)
Total	35,187	(100.0%)

➢	Results are based on K-IFRS.

•	Real estate development, rental and management (KT Estate)

	(Unit: Won, million)
Category	2013
Lease	136,411	(53.9%)
Management commission	98,770	(39.1%)
PM commission	12,145	(4.8%)
Real estate disposal	2,319	(0.9%)
Others	3,233	(1.3%)
Total	252,878	(100.0%)

➢	Results are based on K-IFRS.

•	Human Resource Management (HNC network)

	(Unit: Won, million)
Category	2013
Subcontract	28,520	(94.3%)
Dispatch	1,723	(5.7%)
Total	30,243	(100.0%)

➢	Results are based on K-IFRS.

•	Network Securities (Initech Corp)

(Unit: Won, million)
Category		2013
	Certification and encryption	8,765(17.2%)
	Integrated Security Management	3,293(6.5%)
	Finance ASP / Cloud	10,919(21.5%)
Product	SI	11,219(22.1%)
	Equipment, SE POS	568(1.1%)
	Subtotal	34,764(68.4%)
Merchandise	Finance, Security, Channel	9,887(19.4%)
SM	SM	2,211(4.3%)
Service	Maintenance	3,709(7.3%)
Others	Lease commissions	265(0.5%)
Total		50,836(100.0%)

➢	Results are based on K-IFRS.

•	Finance (Smartro)

(Unit: Won, thousand)
Division	Category	Item	2013
VAN	Product	Card Reference Terminal	5,399,063(3.83%)
	Service	Transit fees	135,645,947(96.17%)
Total			141,045,010(100.0%)

➢	Results are based on K-IFRS.

•	Public Telephone Operation and Management (KT Linkus)

(Unit: Won, million)
Category	Revenue type	2013
Public phone	Service	67,887(66.2%)
Modem/STB renewal	Service	6,387(6.2%)
Product distribution	Merchandise	7,273(7.1%)
Logistics distribution	Service	21,064(20.5%)
Total		102,611(100.0%)

➢	Results are based on K-IFRS.

•	Equipment and Related Product Wholesale (KTM&S)

(Unit: Won, billion)
Category	2013
Product	635.6(71.9%)
Commission	248.4(28.1%)
Total	884.0(100.0%)

➢	Results are based on K-IFRS.

•	Contents Distribution (KT Hitel)

					(Unit: Won, billion)
Category	Item	Service	2013		2012
Contents distribution	IP Contents	Movie, Video, Animation, play	50.6	(38.8%)	44.4	(35.0%)
Platform	Building Platform, R&D	GIS, Ringo, etc.	69.7	(53.5%)	68.4	(53.9%)
T commerce	TV Shopping	SKY T Shopping	7.7	(5.9%)	0.2	(0.2%)
Mobile Internet	Wireline/Wireless internet, Game	Paran.com, Pudding, Game	2.3	(1.8%)	13.9	(11.0%)
Total			130.3	(100.0%)	126.9	(100.0%)

➢	Results are based on K-IFRS.

•	E-commerce (KT Commerce)

(Unit: Won, thousand)
Category	Item	Specific Use	2013
Merchandise	MRO	Internet	450,354,706(99.8%)
Others	Insurance business	Internet	944,072(0.2%)
Total			451,298,778(100.0%)

➢	Results are based on K-IFRS.

•	Database and Online information (KT Music)

(Unit: Won, million)
Category	Item	2013
Music	Music	50,056(98.5%)
Others	Others	772(1.5%)
Total		50,828(100.0%)

➢	Results are based on K-IFRS.

➢	Music : olleh music and other ASP revenue, contents distribution

➢	Others : Rental revenue and others

•	Submarine Cable Construction (KT Submarine)

(Unit: Won, million)
Category	2013
Construction	57,152(69.2%)
Maintenance	9,651(11.7%)
Others	15,837(19.2%)
Total	82,640(100.0%)

➢	Results are based on K-IFRS.

•	Security and Guards (KT Telecop)

(Unit: Won, million)
Category	2013
Security system	191,846(80.6%)
Personnel Security/Facilities management	36,255(15.2%)
Additional products	9,279(3.9%)
Others	655(0.3%)
Total	238,035(100.0%)

➢	Results are based on K-IFRS.

•	Lease and Corporate Loan (KT Capital)

			(Unit: Won, million)
Services	2013	2012	2011
Installment	5,289	7,079	6,321
Lease	65,185	75,785	73,870
Loan	89,926	88,874	107,080
New Tech Finance	6,855	8,723	6,388
Others	52,937	97,322	29,236
Total	220,192	277,783	222,895

➢	Results are based on K-IFRS.

•	Advertising (Nasmedia)

(Unit: Won, million)
Services	Type	Item	2013
Advertising	Advertising	Media sales	24,681(99.7%)
Service	Service	SI/SM	73(0.3%)
Total			24,754(100.0%)

➢	Results are based on K-IFRS

•	Software development and supply (KT DS)

			(Unit: Won, million)
Category	2013	2012	2011
System maintenance and operation	• KT charging system operation • KT BIT ERP AMO, IMO • ITO of 14 subsidiaries including KT M&S	• KT charging system operation • KT BIT ERP IMO • ITO of 12 subsidiaries including KT telecop	• KT charging system operation • Cloud migration • Olleh shop operation • KT Music ITO • ARGOS maintenance • ITO of 12 subsidiaries including KT telecop
System development	• KT BIT project • GNS2.0 infra development	• KT BIT project • KT Networks ERP building • MVNO billing infra building	• KT BIT project • KT integrated NMS project

36

B. Price Trend of Main Products

•	Telecommunication (KT Powertel)

²	KT

Service	2013	2012	2011
Local telephony	Same as right

<2012.1>

•   olleh club launch (1.1)

•   Introduce CRM program

•   Targeted for customers who use 6 major products (mobile, internet, wireline telephony, VoIP, IPTV, Wibro)

<2012.5>

•   Ringo plus launch (5.1)

•   Provide 2 additional promotion sound source in addition to the 1 basic sound source

•   Price: Won 4,000 / mo

<2012.9>

•   ‘PSTN + olleh TV for senior’ bundle launch (9.11)

•   Discount PSTN Basic fee when bundled with olleh TV (only for customers over 65)

•   PSTN basic fee: Won 2,000 / mo

<2011.2>

•   Discontinue olleh set custom (2.1)

•   bundle service providing PSTN basic fee and call discount when bundled more than 2 products

•   Discount rate: 3% ~ 5%

<2011.8>

•   Provide incoming call for bundled SOHO customer

•   Free Incoming call fee (Won 1,000/mo)

•   ‘PSTN + Skylife. Bundle promotion

•   Discount monthly basic fee (only for customer over 65)

•   Discount amount: Won 4,000/mo With 3 years contract

•   Promotion period: 8.16 ~ 12.31

Mobile

<2013.1>

•   Early termination penalty program (1.7)

•   Impose penalty for termination within contract period

•   Expect longer handset usage period and lower churn rate

<2013.2>

•   LTE unlimited data plan (6 kinds)

•   LTE-550/650/750/950/1100/1300

•   Temporary plan only for 3 months

•   Promotion period: 2.1 ~4.30

<2013.4>

•   LTE everyone olleh (4.1)

•   Everyone olleh 35/45/55/65/75/85/100/125

•   Unlimited voice within on-net customers

•   Fixed-Line & Wireless Unlimited (4.22)

•   Unlimited 67/77/97/129

•   Free voice calls from KT to KT and other carriers users, free fixed-line voice calls

•   Promotion plan: 4.22 ~ 10.31

<2013.6>

•   3G everyone olleh (6.17)

•   3G everyone olleh 35/45/55

•   3G Fixed-Line & Wireless Unlimited (6.17)

•   3G Unlimited 67/77/97/129

•   Promotion plan: 6.17 ~ 10.31

•   LTE disabled plan (6.24)

•   LTE sound share/sigh language share

<2013.7>

•   Expand benefits for youth plan (7.1)

•   Double data promotion(~10.31)

•   Doule the given data

•   7.1 ~: only for unlimited plan customers

•   9.1 ~: for entire LTE customers

<2013.12>

•   Expand benefits for youth plan (12.1)

•   Smartphone plan for kids (12.1)

•   Expand benefits for senior (12.23)

<2012.1>

•   LTE price plan

•   LTE-only price plan

•   340/420/520/620/720/850/1000

•   Provide safe cut option and safe zone(20% for 3 months) to prevent billing shock

•   Provide LTE sponsor discount

•   Call promotion among KT mobile customers (~6.30): Provide maximum 1,000 minutes on-net calls

<2012.4>

•   Expand data benefits for LTE plan

•   Provide 1.5X ~ 2X more data than given data

•   LTE segment plan

•   LTE-Al plan (4 kinds for youth), LTE-golden plan(2 kinds for over 65)

<2012.5>

•   Simple discount program

•   Provide discount for self-terminal with the introduction of a blacklist program

<2012.7>

•   LTE-1250 plan

•   VIP plan providing on-net unlimited voice calls

<2012.8>

•   Plan for Galaxy (LTE-G plan)

•   LTE-G650/750

•   Provide 3,000 minutes on-net voice calls and data carry over(temporary)

<2012.11>

•   Additional Galaxy plan (LTE-G plan)

•   LTE-G550

<2012.12>

•   LTE olleh together

•   Differential discount according to the mobile plan

•   Strengthen olleh tv bundle to prepare ALL-IP base

<2011.3>

•   Additional benefits for couple plan

<2011.10>

•   Discount Won 1,000 of basic fee for total mobile customers

•   except for some plans and newly launched plan after October 21

<2011.10>

•   Style plan (a la carte)

•   Mandatory voice option among 270/320/350/450/550/750/950

•   Optional SMS and data

•   Provide Data secure option

•   Provide 3,000 minutes on-net voice calls for over 550

<2011.11>

•   Provide additional free 50 SMS for total mobile customers

•   except for some plans

<2011.12>

•   Plan for vulnerable social groups

•   Goldsmart 150/275 for over 65

•   Plan for the disabled (2 kinds)

•   Plan for college students

•   Campus-smart 340/440

Broadband	<2013.7> • Internet all-right promotion • Period: 7.12 ~ 10.31 <2013.10> • Extend Internet all-right promotion • Period: ~ ’14.1.31	<2012.5> • Promotion • 2012 Internet free event (May ~ July) <2012.12> • Olleh internet MS office

<2012.5>

•   Promotion

•   2011 new semester promotion (Feb ~ April)

<2011.4>

•   Exemption internet modem rental fee

•   Provide free modem for customers who newly sign up for more than 3 years (Modem rental fee : Won 3,000/mo)

IPTV

<2013.3>

•   New semester promotion

•   Provides one month basic fee discount with three-year contract

•   Period: 3.1 ~ 3.31

<2013.8>

•   olleh TV web transformation activate promotion

•   Discount STB rental fee for new customers with three years contract

•   Period: 8.28 ~ 10.31

•   olleh TV live all-right

•   More than 55 channels and 40,000 VOD

•   Basic fee: Won 14,000

<2013.9>

•   olleh TV Skylife all-right

•   168 channels and 40,000 VOD

•   Basic fee: Won 14,000

<2013.12>

•   Long-term users re-commitment discount

•   Additional discount by contract period (3~5%)

<2012.3>

•   New semester promotion

•   Discount STB rental fee for new customers with three years contract

•   Period: 3.1 ~ 3.31

<2012.5>

•   olleh tv Skylife STB rental fee cuts

•   Won 4,000 -> Won 2,000 (three years contract)

<2012.9>

•   Low income group digital transformation promotion

•   Won 2,000 basic fee cuts with three years contract

•   Period: 9.1 ~ 12.31

<2012.10>

•   Smart STB launch

<2011.5>

•   Global grand-prix commemorative promotion

•   Discount installment/STB rental fee with three years contract

•   Period: 5.13 ~ 9.12

<2011.8>

•   Educational type products promotion

•   Provides three packages for one package price

•   Period: 8.1 ~ 12.31

VoIP	<2013.1> • VoIP incoming call only service launch • Rate: Won 3,000/mo <2013.2> • Discontinue messenger phone service <2013.11> • VoIP HD phone launch

<2012.1>

•   Introduce ‘olleh club’ program(1.1)

<2012.5>

•   olleh VoIP biz-call launch(5.1)

•   Rate: Won 4,000/port

•   Relaxed plan (5.22)

•   Rate : Won 10,000/mo

•   Unlimited on-net voice calls and 100 minutes free call for KT mobile/other carriers

<2012.8>

•   Media CID for corporate (8.6)

•   Rate: Won 6,000/line

<2012.9>

•   Home-hub special launch(9.10)

<2012.10>

•   Plan for Smart home phone

•   Rate(based on 2 yrs contract)

•   Smart home B: Won 3,500/mo.

•   Smart home C: Won 6,000/mo.

•   Smart home D: Won 10,000/mo.

•   Smart home E: Won 14,000/mo.

<2011.6> • Plan for kibot • Rate: Won 5,000
Bundle

<2013.1>

•   Expand bundling product for ‘Internet swing’

•   Add LTE data product

<2013.2>

•   Expand bundling product for ‘4G Smart plan’

•   Add Style plan subscribers

<2013.3>

•   Promotion

•   ollehTV Skylife new semester promotion (3.1 ~ 3.31)

•   Expand bundling product for ‘LTE olleh together’ and ‘4G Smart plan’

•   Add LTE unlimited data promotion plan

<2012.7>

•   Adjust condition for smart discount of ‘olleh together’

<2012.9>

•   ‘PSTN + IPTV’

•   Discount PSTN basic fee when bundled with IPTV

•   PSTN basic fee: Won 2,000 (only for over 65 and three years contract)

<2012.12>

•   ‘LTE olleh together’ launch

•   Mobile basic fee discount: Won 1,500 ~ Won 10,000 (Depending on monthly plan)

•   Discount Won 2,000 of internet basic fee when bundled with IPTV and mobile with three years contract

<2011.3>

•   Strengthen ‘olleh set home’ line-up

•   Internet + Mobile

•   PSTN + Mobile

•   VoIP + Mobile

•   PSTN + VoIP + Mobile

<2011.5>

•   ‘olleh together’ launch

•   Smart discount: Won 8,000 ~ Won 12,000

•   Family discount: Won 1,000 ~ Won 5,000

<2011.9>

•   Wibro based ‘Internet swing’ launch

•   Internet + Wibro: Won 35,000

•   Internet + 3G data: Won 37,000

•   Internet+Wibro+3G data: Won 49,000

²	KT SAT

KT SAT is providing satellite based services. As the price for those services is based on terms of condition, there are no changes in those pricing rates.

²	KT Powertel

When based on the general plan, the basic monthly fee is Won 17,000 and, there are additional fees of Won 12 per 10 seconds on individual radio calls, Won 22 on group calls, and Won 17 on mobile voice calls.

²	KT ENS

It is not appropriate to calculate a standard price for services such as NI, IT maintenance and resale.

•	Credit Cards Business (BC Card)

(Unit: Won)
Category	2013	2012	2011
Member Store fee rate	1.50 ~ 2.70	1.50 ~ 2.70	1.50 ~ 4.50
Installment fee rate	11.00 ~ 18.50	11.00 ~ 18.50	11.00 ~ 18.50
Cash service interest rate	15.00 ~ 25.92	15.00 ~ 25.92	15.00 ~ 25.92
Card loan(credit loan)	—	—	—

•	Car Rental Business (KT Rental)

Prices frequently changes depending on economic condition and market competition.

•	Media Contents business (KT Mediahub)

						(Unit: %)
Subject	Product	Item	2013 1Q	2013 2Q	2013 3Q	2013 4Q
ktmh	olleh tv mobile	Monthly fee	5,000	5,000	5,000	5,000
kt	olleh tv mobile pack	Monthly fee	5,000	5,000	2,500	2,500

➢	50% discount on olleh tv mobile pack from July to December

Bundle discount (only for olleh tv mobile)
Discount(Won)	Discount rate	Product
5,000	100%	Mobile(3G/LTE)+Internet+TV
		All-IP(LTE+Internet all-right+TV all-right)
		Internet+TV(Above OTV basic/OTS standard)
3,000	60%	Internet+TV(Below OTV value/Above OTS economy)
		Mobile(3G/LTE)+Internet(except Internet all-right)
2,000	40%	Internet all-right+TV all-right

•	Auto lease and installment financing (KT Autolease)

Price changes cannot be calculated due to the nature of finance industry.

•	Real estate development, rental and management (KT Estate)

KT estate provides real estate development and lease and maintenance service. The price for each service cannot be calculated due to the different nature of each business segment.

•	Human Resource Management (HNC Network)

(unit: Won)

Category	2013	2012	2011	Note
Subcontract	2,434,644	2,386,906	2,355,311	Average subcontract,
Dispatch	1,594,577	1,578,790	1,569,667	dispatch commission / person

•	Network Securities (Initech Corp)

(Unit: Won thousand)

Category		2013	2012
Certification and encryption	PKI	7,250	8,788
	INISAFE Web	22,422	20,422
	SAFE DB	8,718	9,509
Integrated Security Management	INISAFE NEXESS	7,247	7,090
	INISAFE SA	3,244	1,348

➢	Price is the average of total revenue divided by the total number of contracts. Price may change depending on the customers’ system figures (even though it is same product).

➢	Price for finance ASP and SI cannot be calculated due to the nature of the business.

•	Finance (Smartro)

Price may change depending on the credit card company and services. The average price in 2013 decreased by 1.57% compare to that of 2012.

•	Public Telephone Operation and Management (KT Linkus)

(Unit: Won)

Category		2013	2012	2011
	Local telethony	70	70	70
Public phone	Long distance call	70	70	70
	International call	300	300	300
	Mobile	70	70	70

Charging time

➢	Local telephony: 180 seconds

➢	Long distance call

•	1st tier (within 30km): 180 seconds

•	2nd tier (more than 30km): 43 seconds

•	Discount hours for 2nd tier (Work day 00:00~08:00, 21:00~24:00, off-day 00:00~24:00): 61 seconds

➢	International call: varies depending on country

•	Discount hours (weekday 24:00~06:00,00:00~24:00)

➢	Mobile: 38 seconds

•	Equipment and Related Product Wholesale (KTM&S)

In terms of handsets, price is determined by the handset makers. In terms of telecommunication services, KT M&S follows KT’s pricing policy.

•	Contents Distribution (KT Hitel)

The company provides a variety of services such as advertising, game, music, video, etc. in the area of the portal sites and contents. It is not possible to calculate the price per item for all of these services.

•	E-commerce (KT Commerce)

There have not been any price changes for items that are deeply related to the profit of company.

•	Music Contents (KT Music)

Category	Detail	2013
Record	CD	8,000
Online streaming	Download 30 music + streaming	9,000
	Download 100 music + streaming	13,000
	Smart Download + streaming	8,000
	Download 30 music	6,000
	Download 100 music	10,000
	Online streaming	6,000
	Smart streaming(only for smart seduces)	5,000

•	Submarine Cable Construction (KT Submarine)

Price changes cannot be calculated due to the nature of the business.

•	Security and Guards (KT Telecop)

The company provides a variety of services, and the price varies depending on the services provided.

•	Lease and Corporate Loan (KT Capital)

The credit financing service pricing trend is not available due to the characteristics of such business.

•	Advertising (Nasmedia)

The company provides a variety of services such as online advertisements, digital video advertisements, and etc. It is not possible to calculate the price per item for all of these services.

•	Software development and supply (KT DS)

Prices for IT services varies depending on the software price.

•	Satellite Broadcasting (KT Skylife)

(Unit: Won)

Services				2013			2012				2011
				1Q	2Q	3Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Skylife	HD Platinum (Plus)	3yrs	Subscription	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—
		5yrs	Subscription	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—
	HD Blue	3yrs	Subscription	16,000	14,000	14,000	16,000	16,000	16,000	16,000	18,000	18,000	18,000	18,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—
		5yrs	Subscription	15,000	13,000	13,000	15,000	15,000	15,000	15,000	16,000	16,000	16,000	16,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—
	HD Green	3yrs	Subscription	12,000	12,000	12,000	12,000	12,000	12,000	12,000	13,000	13,000	13,000	13,000
			Install fee	10,000			10,000	10,000	10,000	10,000	30,000	—	—	—
		5yrs	Subscription	12,000	11,000	11,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000
			Install fee	—	—	—	—	—	—	—	30,000	—	—	—
	HD On	3yrs	Subscription	9,000	10,000	10,000	9,000	9,000	9,000	9,000	9,000	10,000	11,000	11,000
			Install fee	20,000			20,000	20,000	20,000	20,000	30,000	30,000	30,000	30,000
		5yrs	Subscription	8,000	9,000	9,000	8,000	8,000	8,000	8,000	8,000	9,000	10,000	10,000
			Install fee	10,000			10,000	10,000	10,000	10,000	30,000	30,000	30,000	30,000
OTS (Flat rate service launched in 2Q10	All-Right	3yrs	Subscription			9,000	9,000
			Install fee
	Economy	3yrs	Subscription	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—
	Standard	3yrs	Subscription	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—
	Premium	3yrs	Subscription	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
			Install fee	—	—	—	—	—	—	—	—	—	—	—

➢	All-Right (Internet+TV+Mobile) was launched in September to secure price competitiveness (Bundled price: Won 290,000)

➢	Happy promotion (additional Won 3,000 discount on TV, bundled price Won 280,000): July ~ December

3. Matters Related to Revenue

A. Performance in Terms of Revenue

•	Telecommunication (KT, KT Powertel, KT Sat, KT ENS)

²	KT

(Unit: Won million)

Business category	2013	2012	2011
Service revenue	14,205,196	14,560,667	15,122,455

Merchandise sales (*)	3,731,883	4,302,570	4,201,178

Total	17,937,079	18,863,237	19,323,633

➢	FY2011 and FY2012 figures are calculated after reflecting K-IFRS Article 1001 “Financial statements report” amendment (KT stand-alone).

²	KT Powertel

(Unit: Won million)

Business Unit	Revenue Type	Category		2013	2012	2011
Telecommunication	Service	Frequency Trunked Communications	Export	276	276	245
			Domestic	99,394	111,678	113,224
			Total	99,670	111,954	113,469
	Merchandise	Mobile Handsets	Export	29	—	—
			Domestic	13,043	12,982	12,885
			Total	13,072	12,982	12,885
Total			Export	305	276	245

			Domestic	112,437	124,660	126,109

			Total	112,742	124,936	126,354

➢	Results are based on K-IFRS.

➢	FY2011 and FY2012 figures are calculated after reflecting K-IFRS Article 1001 “Financial statements report” amendment.

²	KT Sat

(Unit: Won million)

Category	2013
Gap filler rentals	84,397
Data transmission	9,326
Video transmission	14,224
Mobile satellite service	16,375
Others	21,671

Total	145,993

➢	Results are based on K-IFRS.

²	KT ENS

(Unit: Won million)

Business Unit	Business Category	2013	2012	2011
Products	Home Server and etc.	108,403	128,792	116,175
Service	Network Construction	464,190	371,763	258,343
Total		572,593	500,555	374,518

➢	Results are based on K-IFRS.

➢	Numbers include discontinued operations related to wireless FMC. Sales related to discontinued operations amounted to Won 195 million in 2013, Won 39.7 million in 2012, and Won 32.4 million in 2011.

•	Credit Cards Busines (BC Card)

	(Unit: Won billion)
Category	2013	2012	2011
Card revenue	230.3	223.6	223.2
Credit card processing	2,662.6	2,725.6	2,687.8
Additional service	140.8	121.2	99.0
Others	78.0	66.9	62.5

Total	3,111.7	3,137.3	3,072.5

➢	Card revenue includes commissions from member companies for the proxy act of card related work.

➢	Additional services includes revenue from insurance, telecommunication, travel and etc.

➢	Results are based on K-IFRS.

•	Satellite Broadcasting (KT Skylife)

	(Unit: Won million)
Business	Revenue Type	2013	2012	2011
Satellite Broadcasting	Monthly fee	354,554	321,667	297,494
	Channel	117,458	80,161	67,104
	Advertising	14,498	12,233	15,605
	Others	64,759	45,776	40,720

Total		551,270	459,838	420,923

➢	Channel revenue : channel rental revenue + commission for home shopping transmissions.

➢	Results are based on K-IFRS.

•	Car Rental Business (KT Rental)

	(Unit: Won million)
Business		2013	2012	2011
Domestic	Car Rental	456,396	414,103	252,650
	Used Car	163,724	169,027	88,001
	Equipment Rental	60,660	42,612	42,216
	Auto Lease	35,427	35,805	26,161

	Total	716,027	661,547	409,028

➢	Results are based on K-IFRS.

•	Media Contents (KT Media Hub)

(Unit: Won million)
Business	2013
TV business	209,782
Advertising business	65,645
New business	4,755
OTM	18,681
Others	5,824

Total	304,687

➢	Results are based on K-IFRS.

➢	Company created on December 3, 2012.

➢	Consolidated on January 2, 2013.

•	Auto Lease and Installment Financing (KT Auto Lease)

	(Unit : Won million)
Category	2013	2012	2011
Lease	31,683	28,295	2,497
Installment finance	3,419	423	—
Others	85	281	5

Total	35,187	28,999	2,502

➢	Results are based on K-IFRS.

•	Real estate development, rental and management (KT Estate)

	(Unit : Won million)
Category	2013	2012	2011
Lease	136,411	12,289	94
Building management	98,770	976	—
PM commission	12,145	11,596	7,744
Real estate sales commission	2,319		—
Others	3,233	—	—

Total	252,878	24,861	7,838

➢	Results are based on K-IFRS.

•	Human Resource Management (HNC Network)

	(Unit : Won million)
Category	2013	2012	2011
Contracat	28,520	21,632	14,621
Outsorcing	1,723	1,862	2,023

Total	30,243	23,494	16,644

➢	Results are based on K-IFRS.

•	Security Business (Initech)

	(Unit: Won thousand)
Category	2013	2012	2011
Certification & Encryption	8,764,585	7,606,829	8,111,329
Total Security Solution	3,292,652	3,604,146	1,854,479
Equipment Sales	568,700	830,600	—
Finance ASP	10,919,333	10,155,854	10,206,377
SI	11,219,005	12,121,943	7,122,696
Products	9,886,629	4,994,716	3,465,337
SM	2,211,304	536,783	31,671
Outsourcing	3,709,179	3,089,768	2,789,509
Rental Revenue	264,544	266,585	106,103

Total	50,835,931	43,207,225	33,687,500

➢	Results are based on K-IFRS.

•	Financial Business (Smartro)

(Unit: Won thousand)
Category	2013	2012	2011
Outsourcing	135,645,947 (96.17%)	126,596,469 (95.18%)	103,381,160 (96.78%)
Product	5,399,063 (3.83%)	6,412,615 (4.82%)	3,439,827 (3.22%)

Total	141,045,010(100.0%)	133,009,084(100.0%)	106,820,987(100.0%)

➢	Results are based on K-IFRS.

•	Public Telephone Operation and Management (KT Linkus)

	(Unit: Won million)
Category	2013	2012	2011
Public Phone	67,887	61,463	57,800
Modem/STB	6,387	7,009	8,919
Product distribution	7,273	5,460	7,979
Distribution business	21,064	8,057	3,500

Total	102,611	81,989	78,198

➢	Results are based on K-IFRS.

•	Machine and related product wholesale (KT M&S)

	(Unit: Won 100 million)
Category	2013	2012	2011
Product Sales	6,356	8,032	7,599
Commission Revenue	2,484	2,061	1,573

Total	8,840	10,093	9,172

➢	Results are based on K-IFRS.

•	Online contents creation and e-commerce (KT Hitel)

	(Unit: Won 100 million)
Category	2013	2012	2011
IP Contents	506	444	353
Platform Construction, R&D	697	684	731
TV Shopping	77	2	—
Fixed/Wireless Internet & Game	23	139	223

Total	1,303	1,269	1,307

➢	Results are based on K-IFRS.

➢	Most of sales are generated domestically.

•	Electronic Commerce (KT Commerce)

	(Unit: Won thousand)
Category	2013	2012	2011
Product Sales	450,354,706	316,967,371	331,750,995
Others	944,072	1,153,619	2,480,577

Total	451,298,778	318,120,990	334,231,572

➢	Results are based on K-IFRS.

•	Database and online information provider (KT Music)

	(Unit: Won million)
Category	2013	2012	2011
Music Business	50,056	29,486	30,210
Others	772	1,907	1,069

Total	50,828	31,393	31,279

➢	Results are based on K-IFRS.

➢	Music Business: Olleh Music and other ASP sales, contents distribution and etc.

➢	Others: Outsourcing and others.

•	Submarine Cable (KT Submarine)

	(Unit: Won million)
Category	2013		2012		2011
	Amount	% of sales	Amount	% of sales	Amount	% of sales
Construction	57,152	69.20%	45,805	66.50%	80,950	72.60%
Maintenance & Repair	9,651	11.70%	8,200	11.90%	17,455	15.60%
Others	15,837	19.20%	14,895	21.60%	13,048	11.80%

Total	82,640	100.00%	68,900	100.00%	111,453	100.00%

➢	Results are based on K-IFRS.

•	Security and Guards (KT Telecop)

	(Unit : Won million)
Category	2013	2012	2011
Security service revenue	237,380	295,814	259,110
Other revenue	655	366	223

Total	238,035	296,180	259,333

➢	Results are based on K-IFRS.

•	Lease and Corporate Loan (KT Capital)

	(Unit: Won million)
Services	2012	2011
Installment	5,289	7,079
Lease	65,185	75,785
Loan	89,926	88,874
New Tech Finance	6,855	8,723
Others	52,937	97,322

Total	220,192	277,783

➢	Results are based on K-IFRS.

•	Advertising (Nasmedia)

	(Unit : Won million)
Category	2013	2012	2011
Advertising	24,681	23,355	21,466
Outsourcing	73	108	190

Total	24,754	23,463	21,656

➢	Results are based on K-IFRS.

•	Software development and provider (KT DS)

	(Unit : Won million)
Category	2013	2012	2011
Product	78,277	41,077	50,854
Outsourcing	495,121	529,673	447,303

Total	573,398	570,750	498,157

➢	Results are based on K-IFRS.

B. Routes and Methods of Sales

•	Telecommunication (KT)

(1) Marketing Organizational Structure (as of March 26, 2014)

(2) Sales Path

•	Customer center and branch offices offer sales of goods and customer service.

•	Subscription to goods and services through the internet (www.olleh.com).

•	Attracting new subscribers and increasing cross-sales through business sales agreements and affiliation: sales agencies.

(3) Methods and Conditions of Sales

(a) Sales Methods

•	Service fees are paid in cash (wire transfer, direct bank transfer and credit cards). Fixed and wireless telephone services are operated on a unit pricing system or a partial flat rate system and broadband internet access services are operated on a flat rate system.

•	Sale of terminals may involve installment payments.

•	Rental of terminals is charged on a monthly basis and a discounted rate is applied during the contract period.

•	Distribution fees are charged upon installation and additional periodic maintenance fees.

(b) Conditions for Sales

•	Discounts of Service Fees in accordance with the Subscription Period.

[Discount rates based on Contract Periods]

Category	1-Year	2-Year	3-Year	4-Year
olleh internet	5%	10%	15%	20% (limited to Special)
KORNET (Express/Premium)	5%	10%	15%	—
olleh TV (Live/VOD)	5%	10%	20%	—

[Additional discounts after the Three-Year contract]

Category	After 3 Years	After 4 Years	After 5 Years	Note
olleh internet	2%	3%	5%	—
KORNET (Express/Premium)	2% (for additional 1 year)	3% (for additional 2 years)	5% (for additional 3 years)	When subscribers sign extended contracts

➢	No additional discounts are available for new subscribers signing after November 1, 2008.

[Additional discounts for olleh internet subscribers renewing contracts]

Category	Renewal for 1 year	Renewal for 2 years	Renewal for 3 years	Renewal for 4 years
Type A	Won 1,000	Won 2,000	Won 3,000	Won 4,000
Type B	—	5%	10%	—

➢	Renewing contracts before November 1, 2008 will be applied a 3% discount for a two-year contract and a 5% discount for a three-year contract. Customers need to renew their contract to apply for changed discount rates.

➢	Customers who applied for contract renewal or bundling products will no longer be eligible for “additional discounts” if they have contracts that exceed a three-year term.

➢	Internet contract renewal is only available one a one-time basis, and is only available for over three-year Lite users and over four-year Special users.

[Optional discount based on the subscription period (SHOW-king sponsor basic type)]

Monthly fee	Period of subscription
	12 months	18 months	24 months
Won 30,000 to Won 40,000	Discount up to Won 3,000	Discount up to Won 5,000	100% discount (up to Won 10,000)
More than Won 40,000	Additional 10% discount

➢	VAT included.

[Monthly Discounts for i plan (SHOW-king sponsor/i type)]

	(Unit: Won/Month, VAT excluded)
type plan	Slim	Lite/Talk*	Value	Medium	Special*	Premium
Monthly discounts	5,000	8,000	10,000	13,000	16,000	22,000

➢	Instead of offering handset subsidies, Smartsponsor is offering additional tariff discounts from Won 6,000~11,000.

➢	i-talk and i-special plans are newly added (March 1, 2010)

[Smart-sponsor Discount Plans]

	(Unit: Won/Month, VAT excluded)
Type of plan	Basic fee	Amount of monthly discount		Amount of total discount
		1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
i-slim	34,000	5,000	13,000	60,000	312,000
i-teen	34,000	5,000	13,000	60,000	312,000
i-light/talk	44,000	8,000	16,000	96,000	384,000
i-value	54,000	10,000	18,000	120,000	432,000
i-medium	64,000	13,000	21,000	156,000	504,000
i-special	78,000	16,000	24,000	192,000	576,000
i-premium	94,000	22,000	30,000	264,000	720,000
DIY 340	34,000	5,000	13,000	60,000	312,000
DIY 440	44,000	8,000	16,000	96,000	384,000
DIY 540	54,000	11,000	19,000	132,000	456,000
DIY 640	64,000	13,000	21,000	156,000	504,000
DIY 790	79,000	16,000	24,000	192,000	576,000
Style 270	27,000	1,500	8,500	18,000	204,000
Style 320	32,000	3,000	11,000	36,000	264,000
Style 350	35,000	5,000	13,000	60,000	312,000
Style 450	45,000	8,000	16,000	96,000	384,000
Style 550	55,000	10,000	18,000	120,000	432,000
Style 750	75,000	15,000	23,000	180,000	552,000
Style 950	95,000	22,000	30,000	264,000	720,000
Al-smart 340	34,000	5,000	11,000	60,000	264,000
Al-smart 440	44,000	7,000	14,500	84,000	348,000
Campus-smart 340	34,000	5,000	13,000	60,000	312,000
Campus-smart 440	44,000	8,000	16,000	96,000	384,000

➢	VAT excluded.

➢	If contract is cancelled before its minimum term, customers would have to return tariff discounts that were applied.

[Wireless/Wireline On-net Unlimited Voice Plans]

•	Applies to two tariff plans: the i-Premium and the Voice 2000 tariff plan.

•	Customers under these two plans are available for wireline/wireless on-net unlimited voice service.

(Unit: Won/Month, VAT excluded)

Tariff Plan	i-Premium	Voice 2000(subscription limited)
Basic Fee	94,000	96,000
Basic Service	Wireline/wireless on-net voice unlimited	Wireline/wireless on-net voice unlimited
	Off-net 800 minutes	Off-net 2000 minutes
	SMS 1,000 units	None
	Data Unlimited	None
Tariff discount (if subscribed to SHOW-king Sponsor)	22,000	25,000

[i-Teen and Silver Tariff Plan]

(Unit: Won/Month, VAT excluded)

Tariff Plan	i-Teen	Hyo
Basic Fee	34,000	8,800
Available Subscribers	Teens under 18	Ages 65 and over
Free Benefits	29,000 Al	Voice 30 minutes/Video Chat 30 minutes
	SMS 4,000 units	SMS 30 units
	-	For one designated line, 30% voice discount Provision of “Smart Safeguard”
Tariff discount (if subscribed to SHOW-king Sponsor)	22,000	25,000

[Tethering Service Policy]

•	When connected to internet service by tethering, (if not noticed otherwise) data will be deducted against the customers’ basic tariff plan that includes the data provision.

[(3G) Data Sharing Service]

•	Price: Won 3,000/month

•	Without an additional subscription fee or basic fee, customers can enjoy data sharing service (up to 5 lines for modem).

[LTE Data Sharing Service]

•	Price: 7,500won/month per device

•	For customers under the LTE tariff plan, LTE data sharing service provide for free for smart devices (pad, smart PC, smart camera and etc.). However, starting from the third device, Won 7,500/month will be additionally levied.

[Data Roll-Over Service]

•	Without additional fee, data can be rolled over to the next month.

•	Applicable tariff plan: Wireline/wireless unlimited voice(LTE/3G), Everybody Olleh(LTE/3G), LTE-G550/G650/G750/850/1000/1250: i-Slim/Talk/Light.

[Mobile Bundling Plans]

(Unit: Won/Month, VAT excluded)

Type	Basic fee	Total amount of usage	Complementary beneficiaries			Additional beneficiaries		SIM
			Voice (minute)	SMS	Discount rate (max)	Youth- only SMS	Bundling benefits	1
Mobile Toong (Single)	34,000	38,500	245	1,350	9%	—	Unlimited voice among family members	1~5
Mobile Toong (Small)	64,000	72,000~120,000	566	3,000	46%	500
Mobile Toong (Medium)	94,000	122,000~170,000	1,019	5,500	44%	1,000
Mobile Toong (Large)	124,000	172,000~220,000	1,481	8,000	43%	2,000

[A La Carte Plans]

•	Adjustable voice/data/SMS volumes at own choice with fixed free basic volume.

(Unit: Won, VAT excluded)

Price plan	Basic fee	Charge				Adjustable volume	SHOW-king sponsor discount
		Voice	SMS	Data
		(per 10 seconds)	(per one)	(per 0.5KB)
A La Carte 340	34,000	18	20	0.25	Free data of 50MB offering	25,000	5,000
A La Carte 440	44,000	18	20	0.25		36,000	8,000
A La Carte 540	54,000	18	20	0.25		48,000	11,000
A La Carte 640	64,000	18	20	0.25		67,000	13,000
A La Carte 790	79,000	18	20	0.25		96,000	16,000

[Unlimited 3G Data Plans]

•	Subscribers who signed up for the basic fees at a minimum of Won 54,000 can use unlimited 3G data services with no additional charges.

(Unit: Won, Minute)

		Carryover data plans			Unlimited data plans
Basic Fee		i-Slim	i-Talk	i-Lite	i-Value	i-Medium	i-Special	i-Premium
		34,000	44,000	44,000	54,000	64,000	78,000	94,000
Benefits	Voice	150	250	200	300	400	600	Unlimited on-net 800 minutes off-net
	SMS	200	300			400	600	1,000
	Data	Data roll-over			Unlimited 3G data
		100MB	100MB	500MB
		Unlimited WiFi data

➢	The same applies to iPhone lifetime tariff plan, VAT excluded.

[Campus Smart Plans]

•	Adjustable voice/data/SMS volumes with additional discount at a specified campus zone targeting college students.

(Unit: Won, VAT excluded)

Plan	Basic fee	Charge			Adjustment volume	Other benefit
		Voice	SMS	Data
		(per second)	(per unit)	(per 0.5KB)
Campus smart 340	34,000	1.8	20	0.025	25,000	50% discount on out- going voice/data charge at one specified campus zone
Campus smart 440	44,000	1.8	20	0.025	36,000

[LTE Plans]

•	Tariff plan for LTE services.

•	“ Safe Block Service” option available for customers to prevent billing shock on data over-consumption.

•	Three-months “Data safe-zone (provides additional 20% of basic data that are provided based on each tariff plan)” is provided to customers who do not select the “Safe Block Service.”

(Unit: Won, VAT excluded)

Plan	Basic fee	Charge			Benefit
		Voice	SMS	Data
		(per second)	(per unit)	(per 0.5KB)
LTE-340	34,000	1.8	20	0.01	Voice 160 minutes Data 500MB, SMS 200
LTE-420	42,000	1.8	20	0.01	Voice 200 minutes Data 1GB, SMS 200
LTE-520	52,000	1.8	20	0.01	Voice 250 minutes Data 1.5GB, SMS 250
LTE-620	62,000	1.8	20	0.01	Voice 350 minutes Data 3GB, SMS 350
LTE-720	72,000	1.8	20	0.01	Voice 450 minutes Data 5GB, SMS 450
LTE-850	85,000	1.8	20	0.01	Voice 650 minutes Data 7GB, SMS 650
LTE-1000	100,000	1.8	20	0.01	Voice 1050 minutes Data 10GB, SMS 1050

[LTE Sponsor Tariff Plan]

(Unit: Won, VAT excluded)

Category		Monthly discount		Total discount
Plan	Basic fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
LTE-340	34,000	2,500	7,000	30,000	168,000
LTE-420	42,000	7,000	11,000	84,000	264,000
LTE-520	52,000	10,000	14,000	120,000	336,000
LTE-G550	55,000	10,000	14,000	120,000	336,000
LTE-620	62,000	12,000	16,000	144,000	384,000
LTE-G650	65,000	12,000	16,000	144,000	384,000
LTE-720	72,000	14,000	18,000	168,000	432,000
LTE-G750	75,000	14,000	18,000	168,000	432,000
LTE-850	85,000	16,000	20,000	192,000	480,000
LTE-1000	100,000	20,000	24,000	240,000	576,000
LTE-1250	125,000	26,000	30,000	312,000	720,000

[LTE Plan with strengthened data benefits]

•	For the seven types of LTE tariff plans, the data provision would be strengthened by 1.5 to 2.0 times.

Tariff Plan	As-Is	To-Be
LTE-340	500MB	750MB
LTE-420	1GB	1.5GB
LTE-520	1.5GB	2.5GB
LTE-620	3GB	6GB
LTE-720	5GB	10GB
LTE-850	7GB	14GB
LTE-1000	10GB	20GB

[Wireline/Wireless unlimited voice tariff plan launched – applies to LTE & 3G]

•	Provides wireline, wireless unlimited voice and SMS (includes off-net voice).

(Unit: Won/Month, VAT excluded)

Tariff Plan	Basic Fee	Vocie	SMS	Data
Unlimited Voice 67(LTE/3G)	67,000	Unlimited	Unlimited	5GB
Unlimited Voice 77(LTE/3G)	77,000			9GB
Unlimited Voice 97(LTE/3G)	97,000			17GB
Unlimited Voice 129(LTE/3G)	129,000			Unlimited

➢	VAT excluded.

[3G/Smart-Sponsor Tariff Discounts]

(Unit: Won/Month, VAT excluded)

Category		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
Unlimited Voice 67(LTE/3G)	67,000	12,000	16,000	144,000	384,000
Unlimited Voice 77(LTE/3G)	77,000	14,000	18,000	168,000	432,000
Unlimited Voice 97(LTE/3G)	97,000	16,000	20,000	192,000	480,000
Unlimited Voice 129(LTE/3G)	129,000	26,000	30,000	312,000	720,000

[Everybody Olleh tariff plan launched – LTE 8 type, 3G 3 type]

•	Provide unlimited voice, video chat and SMS between Olleh customers.

(Unit: Won/Month, VAT excluded)

Tariff Plan	Basic Fee	Voice(Minutes)		SMS	Data
		On-net	Off-net
Everybody Olleh 35(LTE/3G)	35,000	Unlimited (Wireless)	130	Unlimited	750MB
Everybody Olleh 45(LTE/3G)	45,000		185		1.5GB
Everybody Olleh 55(LTE/3G)	55,000		250		2.5GB
Everybody Olleh 65(LTE/3G)	65,000		350		6GB
Everybody Olleh 75(LTE/3G)	75,000		450		10GB
Everybody Olleh 85(LTE/3G)	85,000		650		14GB
Everybody Olleh 100(LTE/3G)	100,000		1,050		20GB
Everybody Olleh 125(LTE/3G)	125,000	Unlimited (Wireless & Wireline)	1,250		25GB

[LTE/Smart-Sponsor Tariff Discounts]

(Unit: Won/Month, VAT excluded)

Category		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
Everybody Olleh 35(LTE/3G)	35,000	2,500	7,000	30,000	168,000
Everybody Olleh 45(LTE/3G)	45,000	7,000	11,000	84,000	264,000
Everybody Olleh 55(LTE/3G)	55,000	10,000	14,000	120,000	336,000
Everybody Olleh 65(LTE/3G)	65,000	12,000	16,000	144,000	384,000
Everybody Olleh 75(LTE/3G)	75,000	14,000	18,000	168,000	432,000
Everybody Olleh 85(LTE/3G)	85,000	16,000	20,000	192,000	480,000
Everybody Olleh 100(LTE/3G)	100,000	20,000	24,000	240,000	576,000
Everybody Olleh 125(LTE/3G)	125,000	26,000	30,000	312,000	720,000

[SIMple Discount Program]

•	Provides tariff discounts to ‘blacklist’ handsets.

(Unit: Won, VAT excluded)

Plans		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
LTE-340	34,000	2,500	7,000	30,000	168,000
LTE-420	42,000	7,000	11,000	84,000	264,000
LTE-520	52,000	10,000	14,000	120,000	336,000
LTE-620	55,000	10,000	14,000	120,000	336,000
LTE-G650	62,000	12,000	16,000	144,000	384,000
LTE-720	65,000	12,000	16,000	144,000	384,000
LTE-G750	72,000	14,000	18,000	168,000	432,000
LTE-850	75,000	14,000	18,000	168,000	432,000
LTE-1000	85,000	16,000	20,000	192,000	480,000
LTE-1250	100,000	20,000	24,000	240,000	576,000
LTE-Golden 275	125,000	26,000	30,000	312,000	720,000
LTE-Al 240	24,000	1,000	1,000	12,000	24,000
LTE-Al 340	34,000	2,500	7,000	30,000	168,000
LTE-Al 420	42,000	7,000	11,000	84,000	264,000
LTE-Al 520	52,000	10,000	14,000	120,000	336,000
LTE- Smart Sharing 1	34,000	2,500	7,000	30,000	168,000
LTE- Smart Sharing 2	42,000	7,000	11,000	84,000	264,000
Unlimited Voice 67(LTE/3G)	67,000	12,000	16,000	144,000	384,000
Unlimited Voice 77(LTE/3G)	77,000	14,000	18,000	168,000	432,000
Unlimited Voice 97(LTE/3G)	97,000	16,000	20,000	192,000	480,000
Unlimited Voice 129(LTE/3G)	129,000	26,000	30,000	312,000	720,000
Everybody Olleh 35(LTE/3G)	35,000	2,500	7,000	30,000	168,000
Everybody Olleh 45(LTE/3G)	45,000	7,000	11,000	84,000	264,000
Everybody Olleh 55(LTE/3G)	55,000	10,000	14,000	120,000	336,000
Everybody Olleh 65(LTE/3G)	65,000	12,000	16,000	144,000	384,000
Everybody Olleh 75(LTE/3G)	75,000	14,000	18,000	168,000	432,000
Everybody Olleh 85(LTE/3G)	85,000	16,000	20,000	192,000	480,000
Everybody Olleh 100(LTE/3G)	100,000	20,000	24,000	240,000	576,000
Everybody Olleh 125(LTE/3G)	125,000	26,000	30,000	312,000	720,000
i-slim, i-teen	34,000	5,000	13,000	60,000	312,000
i-light, i-talk	44,000	8,000	16,000	96,000	384,000
i-value	54,000	10,000	18,000	120,000	432,000
i-midium	64,000	13,000	21,000	156,000	504,000
i-special	78,000	16,000	24,000	192,000	576,000
i-premium	94,000	22,000	30,000	264,000	720,000

Plans		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
Smart sharing	34,000	5,000	13,000	60,000	312,000
Golden smart 275	27,500	2,500	7,500	30,000	180,000
Campus smart 340	34,000	5,000	13,000	60,000	312,000
Campus smart 440	44,000	8,000	16,000	96,000	384,000
Al smart 340	34,000	5,000	11,000	60,000	264,000
Al smart 440	44,000	7,000	14,500	84,000	348,000
Style 270	27,000	1,500	8,500	18,000	204,000
Style 320	32,000	3,000	11,000	36,000	264,000
Style 350	35,000	5,000	13,000	60,000	312,000
Style 450	45,000	8,000	16,000	96,000	384,000
Style 550	55,000	10,000	18,000	120,000	432,000
Style 750	75,000	15,000	23,000	180,000	552,000
Style 950	95,000	22,000	30,000	264,000	720,000
A La Carte 340	34,000	5,000	13,000	60,000	312,000
A La Carte 440	44,000	8,000	16,000	96,000	384,000
A La Carte 540	54,000	11,000	19,000	132,000	456,000
A La Carte 640	64,000	13,000	21,000	156,000	504,000
A La Carte 790	79,000	16,000	24,000	192,000	576,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied.

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

(4) Sales Strategy

(a) Mobile Service

•	Enhancing leadership and competitiveness in the smartphone and emerging devices market: expanding the smartphone subscriber base and pioneering the tablet PC market.

•	Strengthening competitiveness by utilizing a differentiating network: Building a differentiated ‘Mobile Wonderland’ (a network usage environment) based on the 3W(3G/WiFi/WiBro) network.

•	Attracting high ARPU users by offering free WiFi/uCloud services to subscribers who signed for higher plans.

•	Offering differentiated services experience after forming an optimized customer service structure to smartphone users.

•	Controlling marketing expenses by introducing a new sales program which provides for a special tariff discount instead of a handset subsidy.

•	Strengthening a customer retention policy targeting the long-term contract customers whose contract period has matured.

(b) IPTV Service

•	Promoting IPTV (olleh TV) products to our existing internet subscribers.

•	Expanding the client base by offering free set-top box rentals (with a three-year subscription contract) and opportunities to experience KT services.

•	Increasing synergy with Skylife by providing a hybrid product to strengthen customer retention and to promote up-selling.

(c) Broadband Internet Service

•	Strengthening competitiveness of All-IP based products and solidifying a No.1 market stance with active FTTH investment.

•	Expanding synergies with smart home businesses such as IPTV, home pad and Kibot.

•	Satisfying a diverse range of customer needs by providing differentiated value-added services.

•	Promoting specialized high-quality and optimized products by analyzing patterns of users.

(d) Telephone Service

•	Minimizing PSTN line loss by customer segmentation.

•	Expanding a new customer base.

•	Discovering a new business model and promoting remodeling.

(e) WiBro Service

•	Enhancing service competitiveness with nationwide coverage of 83 cities and position as ‘mobile WiFi’ with 11,000 of nationwide WiFi hot zones.

•	Planning to expand WiBro emerging devices Pad, WiMax imbedded device, etc.).

•	Increasing subscriber base by expanding distribution channels and terminal competitiveness.

•	Designing various plans such as 3G/LTE bundling plan, fixed-mobile bundling plan, and WiBro only plan, etc.

•	Improving brand value by proactive promotion and marketing.

•	KT Sat

Our sales organization is based at our headquarters and our mobile satellite business division has a sales office in Busan. For overseas repeaters sale, we operate sales offices in Jakarta and Dubai. With respect to other services, including Inmarsat, we conduct business through special distribution channels.

•	KT Powertel

Through direct sales organizations and cosigned dealers, KT Powertel is selling TRS services (voice and wireless data products) to customers. KT Powertel is providing cosigned dealers with a management fee of 6~9% of customer charges for 60 months. After 60 months, 7% of customer charges are paid to cosigned dealers as a long-term customer care fee.

•	KT ENS

(1) Sales Organization

•	NI and SI business divisions’ sales organization is divided by item and project under a team leader. For special category telecommunication businesses, the headquarters is in charge of service planning and sales management and for each service a designator is allocated for managing operational organization.

(2) Methods and Conditions of Sales

•	NI/SI business is contracted by project and construction, and special category telecommunication business products are sold via internal/external organization, branches of group-tel, call-center, and internet. Discounts are provided for large volumes and long-term usage to promote subscriptions.

•	Credit Cards Business (BC Card)

BC Card performs credit card (including debit card) issuing and payment processing based on the contract with credit card companies. BC card targets providing card issuances and payment processing services to more credit card companies.

•	Satellite Broadcasting (KT Skylife)

KT Skylife currently has four different sales channels: 1) local channels; 2) KT; 3) customer centers and 4) KT Skylife’s head office. There are 200 sales offices which are organized under seven branches (three in Seoul and one each in Daejeon, Daegu, Busan, and Gwangju). KT Skylife is offering “olleh TV Skylife” through KT’s inbound and outbound sales channels. On December 2012 and September 2013, KT Skylife is offering expanded bundled products like “LTE together olleh” and “All-Right,” which are bundled products of KT’s fixed and mobile LTE services. Two customer service centers are located in Suwon and Gwangju, providing customer services and retention services like HD product promotion and new subscriber acquisition. In order to strengthen direct and indirect sales channels, KT Skylife is utilizing its homepage and partnership marketing with public offices and on-line companies.

•	Car Rental Business (KT Rental)

(1) Marketing Organizational Structure

Business	Department	Structure
Car Rental	Strategic marketing department	3 parts
	1st Sales department	2 teams, 9 offices, 17 branches, 14 reservation centers
	2nd Sales department	1 team, 13 offices, 12 branches
	3rd Sales department	1 team, 25 offices, 20 branches, 7 reservation centers
Equipment Rental	Equipment rental department	5 teams, 1 TF, 1 Center, 5 branches

(2) Sales Path

<Car Rental>

•	Long-term rental

•	Dedicated corporate customer care by strategic marketing department.

•	Attracting new customers through marketing branches.

•	Short-term rental

•	Reservation to rental service through the online and call center.

•	Attracting new customers through marketing branches.

<Equipment Rental>

•	Long-term rental

•	Corporate customer and individual customer care in each equipment’s sales parts.

•	Attracting new customers through marketing branches.

•	Dedicated marketing department for group companies.

•	Short-term rental

•	Attracting new customers through marketing branches.

•	Corporate customer and individual customer care in each equipment’s sales parts.

(3) Sales Strategy

•	Car Rentals: For short-term rentals, the company is maximizing the abundant sales branches to secure a competitive edge. For long-term rentals, the company is focusing on diversifying new clients for risk management and economy of scale. The company is utilizing ATL media, outdoor advertising, and individual promotions to intensify company’s brand recognition.

•	Equipment Rentals: OA, Telecommunication devices are sold to public agencies or sold through group affiliates. Home electronics and other consumer gadgets’ rentals operate under the ‘KT’ brand for confidence. Door-to-door sales and consigned sales are also utilized for this business.

•	Media Contents (KT Media Hub)

Through bundled products with Olleh internet and Skylife channeling services, Media Hub is focusing on customer retention and upselling. At the same time, the company is strengthening its biz-pack sales via merchandise structural improvement.

•	Real estate development, rental and management (KT Estate)

Conduct development of KT’s real estate, operate self-development project, consulting and real estate rental and management businesses.

•	Network Securities (Initech Corp)

Sales are divided by direct versus indirect sales. Upon a client’s order, products are sold and payment is received upon inspection of products. Maintenance and repair is conducted upon contract and payment is received every month.

•	Contents Distribution (KT Hitel)

The majority of the sales are conducted via internet and revenue from the portal and contents are generated from end-consumers.

•	Electronic Commerce (KT Commerce)

Because of the company’s business characteristics (B2B business with corporations being our clients), the impact of general advertising is low for our company. Instead of advertisements, we conduct educational seminars targeting business personnel. Nowadays, the media is talking about how the B2B business can bring cost cutting measures, and thus, more corporations are recognizing the value of the B2B business, setting our sales strategy as more customers have an increasing desire for diversified products.

•	Music contents (KT Music)

Through the wireline/wireless music portal we provide audio on demand (“AOD”), downloading services to customers directly, and music services as ASP to KT group and our affiliates. We also conduct consulting businesses to provide adequate music services to shops and stores.

The sale of digital sound via music sites are conducted by streaming and downloads. In addition, payment is made by credit card, on-line cash transfer, and through mobile handsets.

•	Submarine Cable Construction (KT Submarine)

From 2001, we have been participating in submarine electronic cable construction projects developed by Korea Electric Power Corporation. However, to hedge the risk of a slowdown in submarine electronic cable construction projects, we strive to diversify our portfolio.

In order to participate in overseas construction, in addition to our ordinary sales, we aggressively participate in international conferences and seminars and strive to enhance our brand image by promoting our company and our equipment.

•	Security and guards (KT Telecop)

Our sales channels which consist of internal sales staff and an outside distribution network (allied store, special partners, etc.) attracts new customers.

•	Lease and Corporate Loan (KT Capital)

KT Capital is currently conducting sales through its human resources and does not offer individual financing services.

4. Research and Development Activities

A. Research and Development Activities

•	Telecommunication (KT)

(1) R&D Organization Structure

•	Structure (As of Jan 27, 2014)

•	Main Mission

•	Providing strategic direction and developing core technology for the future.

•	Leading technological innovation in order to reduce significantly KT CAPEX and OPEX through R&D.

•	Innovation of new technology on service area and new BM development for KT competiveness Enhancement.

•	Support for business feasibility study and commercialization of business incubation.

•	Support for KT group convergence service and incubation of new technology.

(2) R&D Costs

				(Unit: Won, million)
	Category	3Q 2013	2012	2011
	Raw Materials	—	—	—
	Labor Costs	45,613	29,877	24,018
	Depreciation	41,246	13,378	15,158
	Commissions	166	1,128	2,437
	Others	214,299	436,378	266,982
	Total R&D Costs	301,324	480,760	308,596
Accounting Treatment	Research and Ordinary Development Costs	159,783	137,075	153,131
	Development Costs (Intangible Assets)	141,541	343,685	155,465
	Percentage of R&D Costs over Revenue	1.68%	2.55%	1.53%

➢	Adopting K-IFRS from FY2011, results of FY2010 are recalculated from K-GAAP into K-IFRS.

5. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights

•	Telecommunication (KT)

KT holds 5,183 domestic patents and 808 overseas patents as of December 31, 2013.

III. Financial Information

1. Summary of Financial Statements (Consolidated)

		(Unit: Won, million)
Classification	2013	2012
Current Assets	9,968,449	10,517,419
• Cash and Cash Equivalents	2,070,869	2,057,613
• Trade and Other Receivables	5,292,747	5,907,508
• Inventories	614,062	935,033
• Other Current Assets	1,990,771	1,617,265
Non-current Assets	24,878,084	24,040,489
• Trade and Other Receivables	813,471	1,072,966
• Tangible Assets	16,386,964	15,806,366
• Investment Property	1,105,495	1,155,213
• Intangible Assets	3,827,393	3,213,638
• Investments in Jointly Controlled Entities and Associates	363,903	379,495
• Other Non-Current Assets	2,380,858	2,412,811

Total Assets	34,846,533	34,557,908

Current Liabilities	11,187,738	11,266,766
Non-Current Liabilities	10,793,885	10,073,167

Total Liabilities	21,981,623	21,339,933

Capital Stock	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258
Retained Earnings	10,046,883	10,646,383
Accumulated Other Comprehensive Expense	24,538	1,325
Other Components of Equity	(1,320,943)	(1,343,286)
Non-Controlling Interests	1,109,675	908,796

Total Shareholders’ Equity	12,864,910	13,217,975

		(Unit: Won million)
Classification	2013	2012
Operating Revenue	23,810,599	23,856,375
Operating Profit	839,343	1,209,233
Profit for the Period from the Continuing Operations	(60,251)	1,136,973
Profit for the Period	(60,251)	1,105,439
Number of Consolidated Companies	69	62

2. Summary of Financial Statements (Separate)

		(Unit: Won, million)
Classification	2013	2012
Current Assets	4,711,799	6,089,523
• Cash and Cash Equivalents	1,023,946	1,172,981
• Trade and Other Receivables	3,007,471	3,951,132
• Other Financial Assets	15,002	8,785
• Inventories	478,388	809,379
• Estimated Assets of Sales	34,429
• Other Current Assets	152,563	147,246
Non-Current Assets	20,982,095	20,419,253
• Trade and Other Receivables	674,795	926,081
• Other Financial Assets	141,760	156,096
• Property and Equipment	13,087,625	13,009,279
• Investment Property	564,002	573,740
• Intangible Assets	2,712,527	2,122,153
• Investments in Subsidiaries, Associates and Joint Ventures	3,361,677	3,303,346
• Deferred Income Tax Assets	401,109	290,596
• Other Non-Current Assets	38,600	37,962

Total Assets	25,693,894	26,508,776

Current Liabilities	7,041,105	7,338,080
Non-Current Liabilities	7,608,732	7,299,501

Total Liabilities	14,649,837	14,637,581

Capital Stock	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258
Retained Earnings	9,277,248	10,103,996
Accumulated Other Comprehensive Income	-3,449	-2,662
Other Components of Shareholders’ Equity	-1,234,499	-1,234,896

Total Shareholders’ Equity	11,044,057	11,871,195

		(Unit: Won, million)
Classification	2013	2012
Operating Revenue	17,937,079	18,863,237
Operating Profit	309,950	708,819
Profit for the Period	-392,311	708,819

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated financial statements

A. Auditor’s opinion on the consolidated financial statements

FY 2013	FY 2012	FY 2011
Samil PwC	Samil PwC	Samil PwC

B. Audit (or review) Comments

Fiscal Year	Audit (or review) Comments	Issues noted
2013	Unqualified	Not applicable
2012	Unqualified	Not applicable
2011	Unqualified	Not applicable

2. Compensation to external auditors for the last three fiscal years

A. Audit services contract

				(Unit: Won million, Hours)
Fiscal Year	Auditor	Contents	Compensation	Total Time
2013	Samil PwC	Review interim financial statements Audit of Separate financial statements Audit of the consolidated financial statements 20-F Filing	2,550	43,612
2012	Samil PwC	Review interim financial statements Audit of Separate financial statements Audit of the consolidated financial statements 20-F Filing	2,685	41,919
2011	Samil PwC	Review interim financial statements Audit of Separate financial statements Audit of the consolidated financial statements Audit of financial statements based on US-GAAP	2,492	43,709

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of March 31, 2014, the Board of Directors of KT consists of 11 Directors (3 Inside Directors and 8 Outsider Directors). Under the Board of Directors, KT has seven different Committees as follows; Corporate Governance Committee, Audit Committee, Outside Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Executive Committee, CEO Recommendation Committee and Related-Party Transaction Committee. The Board of Directors may establish additional committees if necessary.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion
First	Jan. 31, 2013	Approval of separate financial statements of the 31st term	Original proposal approved
		Approval of consolidated financial statements of the 31st term	Original proposal approved
		Business reports of the 31st term	Original proposal approved
		Report of fund management plans of 2013	Original proposal received
		Plan for securitization of KT handset sold in 2013	Original proposal approved
		Delegation of voting rights to Executive Committee with regards of selling securitization of KT handset sold	Original proposal approved
		Approval of payment of baseball development funds	Original proposal approved
		Approval of appointment of compliance officer	Original proposal approved

Second	Feb. 14, 2013	Proposal on the compensation for the shareholders	Original proposal approved
		Proposal on the compensation and payment system for CEO and Board of Directors	Original proposal approved
		Proposal on the members and limit on remuneration of Executive Director	Original proposal approved
		Approval of separate financial statements of the 31st term	Original proposal approved
		Approval of consolidated financial statements of the 31st term	Original proposal approved
		Business reports of the 31st term	Original proposal approved
		Convocation of annual general meeting of shareholders of 31st term	Original proposal approved
		Report on operational condition of the internal accounting management system	Original proposal received
		Audit committee’s report on operational condition of internal accounting management system	Original proposal received
		Recommendation of Audit committee’s candidate	Original proposal approved
		Agreement on the recommendation of non-independent Directors	Original proposal approved
		Proposal on the amendment of Article of Corporation	Original proposal approved
Third	March. 15, 2013	Proposal on building new data center	Original proposal approved
		Proposal on fund raising of Won 100 billion for the sustainability of contents business	Original proposal approved
		Report on transactions under Won 15 billion with other entities for 2012	Original proposal received
		Report on current status of subsidiary companies	Original proposal received
		Reports of inspection results in accordance with corporate compliance control standards	Original proposal received
		Appointment of the Chairman of the Board of Directors and the proposal on the organization of committees under the Board of Directors	Chairman of BOD and members of committees appointed

Fourth	April. 28, 2013	Plan for sustainable growth in 2013	Original proposal approved
		Proposal on disposition of treasury shares for long-term performance based incentive payment	Original proposal approved
		Proposal on plans for the payment of long-term incentive for 2013	Original proposal approved
		Proposal on disposure of treasury share for the payment of 2013 Profit Sharing	Original proposal approved
		Report on separate financial statement of the first quarter of 2013 fiscal year	Original proposal received
		Report on consolidated financial statement of the first quarter of 2013 fiscal year	Original proposal received
		Report on the fund management performance in 2012	Original proposal received

Fifth	June 07, 2013	Proposal on the establishment and financing joint venture of Rwanda LTE Infra Co.	Original proposal approved
		Proposal of financing of Industry Innovation Movement 3.0 participation	Original proposal approved

Sixth	July. 26, 2013	Proposal on authorization of auction rewards from obtaining frequency allotment	Original proposal approved

Seventh	Aug. 8, 2013	Proposal of the amendment on the committee member structure in the BOD	Members of the committee changed
		Proposal on donation to labor welfare fund in 2013	Original proposal approved
		Proposal of establishment of KT Dhaka office in Bangladesh	Original proposal approved
		Proposal of establishment of KT Warsaw office in Poland	Original proposal approved
		Report of KT group CSV advance plan	Original proposal approved
		Proposal on ‘Project X’	Original proposal approved
		Report on separate and consolidated financial statement of the first half of 2013 fiscal year	Original proposal received
		Report on current status of KT subsidiary companies	Original proposal received
		Report of KT strategy on estate	Original proposal received

Eighth	Sept. 13. 2013	Amendments on the establishment and financing joint venture of Rwanda LTE Infra Co.	Original proposal approved
		Proposal of donation of building Ministry Of National Defense Cyber Intelligence Information Facility	Original proposal approved

Ninth	Oct. 25. 2013	Report on separate and consolidated financial statement of the third quarter of 2013 fiscal year	Original proposal received
		Report on the fund management performance first half of 2013	Original proposal received

Tenth	Nov. 12. 2013	Report of measure after CEO resignation will	Original proposal received

Eleventh	Nov.18. 2013	Proposal of Management Contract	Original proposal approved
		Proposal of CEO Recommendation Committee management	Original proposal approved

Twelfth	Nov. 29. 2013	Report on dividend policy of 2013	Original proposal received
		Closure of Shareholders	Original proposal approved

Thirteenth	Dec. 12. 2013	Proposal on ‘Project C’	Original proposal approved
		Proposal of improvement of group CSV transparency	Original proposal received

Fourteenth	Dec. 18. 2013	Convocation of Extraordinary general meeting of shareholders	Original proposal approved
		Amendment of approval time on KT group management plan for 2014	Original proposal approved

(3) The Status of Committees under the Board of Directors

(a)	Organization of the Committees under the Board of Directors (as of March 21, 2014)

Title	Organization	Name	Purpose of Establishment and Authority	Note (Before Jan 27, 2014)
CEO Recommendation Committee	8 Outside Directors & 1 non- independent Director	Recommendation of CEO candidates to the general meeting (Article 32 of Articles of Incorporation)

Corporate Governance Committee	4 Outside Directors, & 1 non- independent Directors	Suk-Gwon Chang (Chairperson) Sang Kyun Cha, Do-Kyun Song, Dae-Keun Park, Hoon Han	Improvement of Corporate Governance	Choon Ho Lee (Chairperson) E. Han Kim Byung Won Bahk Sang Kyun Cha Hyun-Myung Pyo

Outside Director Candidate Recommendation Committee	5 Outside Directors, & 1 non- independent Directors	Recommendation of Outside candidates to the general meeting (Commercial Law §542: 8 ) See V. 1.(4) Independence of the Board of Directors for the Outside Director Candidate Recommendation Committee

Audit Committee	4 Outside Directors,	Jong-Goo Kim (Chairperson) Keuk Je Sung, Sang Kyun Cha, Pil Hwa Yoo	Audit Committee installation according to Commercial Law §542: 11 (Audit Committee) 1st article See V. 2. Audit Committee	Hyun Nak Lee (Chairperson) E. Han Kim, Byung Won Bahk Sang Kyun Cha

Evaluation & Compensation Committee	4 Outside Directors	Chu-Hwan Yim (Chairperson) Do-Kyun Song, Pil Hwa Yoo, Suk-Gwon Chang	Management Agreement with the CEO and Assessment	Jong-Hwan Song (Chairperson) Choon Ho Lee Keuk-Je Sung

Executive Committee	3 non- independent Directors	Chang-Gyu Hwang (Chairperson) Hoon Han, Heon Moon Lim	Management and financial matters authorized by the Board of Directors	Chang-Gyu Hwang (Chairperson) Hyun Myung Pyo

Related-party Transaction Committee	4 Outside Directors	Keuk-Je Sung (Chairperson) Jong-Goo Kim,Chu-Hwan Yim, Dae-Keun Park	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Keuk-Je Sung (Chairperson) Hyun Nak Lee Do-Kyun Song

Outside Director E. Han Kim and Choon Ho Lee resigned on March 20th 2014.

Outside Director Jong-Goo Kim, Chu-Hwan Yim, Pil Hwa Yoo, Suk-Gwon Chang, and Dae-Keun Park were appointed, and non-independent director Hoon Han and Heon Moon Lim were appointed on March 21st 2014.

(b)	Activities of the Committees under the Board of Directors

•	CEO Recommendation Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Hyun Nak Lee	E. H Kim	Choon Ho Lee	Byung Won Bahk	Keuk-Je Sung	Sang Kyun Cha	Do Kyun Song
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Nov 25, 2013	Proposal of CEO candidate recommendation	Original proposal accepted	For	For	For	For	For	For	For
Dec 15, 2013	Reports of expert research results about CEO candidates	Original proposal received	For	For	For	For	For	For	For
	Proposals on the interviewee lists	Appointment of Interviewee lists	For	For	For	For	For	For	For
Dec.16, 2013	Proposal on recommendation of CEO candidates	Recommendation of CEO candidate	For	For	For	For	For	For	For

•	Corporate Governance Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Choon Ho Lee	E. H Kim	Byung Won Bahk	Sang Kyun Cha
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result

Feb 13, 2013	Report on amendment of Articles of Incorporation	Original proposal accepted	For	For	For	For

•	Evaluation & Compensation Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Jong-Hwan Song	Choon Ho Lee	Hyun Nak Lee	Keuk Je Sung
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Feb.13, 2013	Result of CEO management assessment for 2012	Original proposal approved	For	For	For	For
	Proposal on the limit on remuneration of Directors for 2013	Original proposal Received	For	For	For	For
	Proposal on remuneration standards and payment methods for CEO and Standing Directors	Original proposal Received	For	For	For	For
Feb 26, 2013	CEO management goal for 2013	Original proposal approved	For	For	For	For

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Jong-Hwan Song	Choon Ho Lee	Keuk Je Sung	Do Kyun Song
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
April. 28, 2013	Payment for long-term incentive and stock grant for the 2012 fiscal year	Original proposal approved	For	For	For	For
	Proposal on the long-term incentive and stock grant for the 2013 fiscal year	Original proposal received	For	For	For	For

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			Choon Ho Lee	Keuk Je Sung	Do Kyun Song
			Attendance 100%	Attendance 100%	Attendance 100%
Voting Result
Aug 07, 2013	Report of CEO management goal for the first half of 2013 fiscal year	Original proposal received	For	For	For

•	Executive Committee

Meeting Date	Agenda	Results of discussion
March. 7. 2013	Proposal on the amendment of condition for on investment for establishment of Joint Venture ‘Project oxford’	Original proposal approved
March. 22. 2013	Plan for issuance of 184th corporate bonds	Original proposal approved
Establishment, relocation, closure of branches
April. 11. 2013	Proposal to award KT Company-Labor Union Youth Scholarship	Original proposal approved
April. 25. 2013	Proposal to award KT Creation & Innovation Leader Scholarship	Original proposal approved
Proposal on consignment of Public Service Business of KT Culture Foundation of 2013
May. 10. 2013	Sponsoring Korea Digital Media Industry Association	Original proposal approved
July. 11. 2013	Plan for issuance of 2nd foreign corporate bonds	Original proposal approved
August. 29. 2013	Plan for issuance of 185th corporate bonds	Original proposal approved
Proposal on the donation of 2013 OllehClub Mileage to Public Service
September. 12. 2013	Proposal on investment to Partnership Business for Large & Mid-Small Company’s productivity Innovation	Original proposal approved
November. 7. 2013	Proposal on capital increase plan for subsidiary for TD-LTE business	Original proposal approved
Proposal to support Korea Boxing Association
November. 21. 2013	Proposal on investment to fund-raising for Joint Overseas Expansion of Large & Mid-Small Company	Original proposal approved
November. 28. 2013	Proposal on financial support for recovery from Typhoon damage in the Philippines	Original proposal approved

•	Related-Party Transaction Committee

Meeting Date	Agenda	Results of discussion
November. 12. 2013	Proposal to unify internal communication business	Original proposal approved

(4) Independence of the Board of Directors

(a)	Independence of appointing BOD members

In order to secure independence and transparency, all candidates to the Board of Directors should be selected and must receive approvals from the general meeting of shareholders. Also, the outside research and advisory service may be conducted if necessary.

(b)	Appointment of new Directors

Name	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders

Jong-Goo Kim	Law	Outside Director Candidate Recommendation Committee	Audit Committee(Chairman) / Related-party Transaction Committee	No

Chu-Hwan Yim	ICT Business	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee(Chairman) / Related-party Transaction Committee	No

Pil Hwa Yoo	Finance & Accounting	Outside Director Candidate Recommendation Committee	Audit Committee / Evaluation & Compensation Committee	No

Suk-Gwon Chang	Management Science	Outside Director Candidate Recommendation Committee	Corporate Governance Committee(Chairman) / Evaluation & Compensation Committee	No

Dae-Keun Park	Finance & Policy	Outside Director Candidate Recommendation Committee	Related-party Transaction Committee / Corporate Governance Committee	No

(c)	Establishing separate committee to appoint new directors

Name	Whether Outside Director	Note
Choon Ho Lee	O	The number of Outsider Directors should be more than 50%
E. Han Kim	O
Keuk-Je Sung	O
Sang Kyun Cha	O
Do Kyun Song	O
Hyun Myung Pyo	X

•	Outside Director Candidate Recommendation Committee

Meeting Date	Agenda	Results of discussion	Independent and Non-Executive Directors
			E. Han Kim	Choon Ho Lee	Keuk-Je Sung	Sang Kyun Cha	Do Kyun Song
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Voting Results

Jan. 27, 2014	Proposal on Operation plan for Outside Director Candidate Recommendation Committee	Original proposal approved	For	For	For	For	For
Feb.19, 2014	Finalization of Outside Director candidates	Original proposal approved	For	For	For	For	For

(5) Expertise of Outside Directors

(a) Supportive team for Outside Directors

•	Corporate Governance Team at the Management Planning Department.

(b) Education for outside directors in 2013

•	Programs provided by Korea Directors Association: Two Outside Directors (Hyun-Nak Lee and Keuk-Je Sung) took the program.

2. Audit Committee

(1) Personal Information of Members of the Audit Committee

(Prior to March 21, 2014)
Name	Experience	Note
Hyun Nak Lee	• M.A. in Economics, Seoul National University • Executive Director and Chief Editor, Donga Ilbo Daily • President, Kyeonggi Ilbo Daily • Professor of Sejong University (present)	Outside Director
E. Han Kim

•   Ph.D. in Finance, State University of New York-Buffalo

•   Independent Director and Non-Executive Chairman of the Board of Directors, POSCO

•   Tenured professor and Director of Financial Research, University of Michigan (present)

Outside Director
Sang Kyun Cha	• Ph.D. in Stanford University • Professor of Seoul University (present)	Outside Director
Byong Won Bahk	• M.A. in Economics, University of Washington • 7th Vice-Minister, Ministry of Finance and Economy (currently Ministry of Strategy and Finance) • Chairman of National Bank Association (present)	Outside Director

(After March 21, 2014)
Name	Experience	Note

Jong-Goo Kim	• Ph.D.in Law, College of Law, Dongguk University • Director of the Seoul Supreme Prosecutors’ Office • The 46th Minister of Ministry of Justice • Corporation lawyer of New Dimension Law Group	Outside Director

Sang Kyun Cha	• Ph.D. in database systems, Stanford University • Professor of Seoul National University (present)	Outside Director

Keuk Je Sung

•   Ph.D., Economics, Northwestern University

•   Senior Representative to WTO negotiations

•   Secretary General, Chairman of Board of Directors, ASEM-DUO Fellowship Program

•   Professor, Graduate School of International Studies, Kyung Hee University (present)

Outside Director

Pil Hwa Yoo

•   Ph.D., Business Administration, Harvard University

•   Standing Director, The Korean-Japanese Economics & Management Association

•   Vice-President, Korean Academic Society of Business Administration

•   (Present) : Dean of Sungkyunkwan Graduate School of Business, Sungkyunkwan University (present)

Outside Director

(2) Independence of Audit Committee

The Audit Committee is established within the Board of Directors a and members of the audit committee are appointed at the shareholders’ meeting. The Audit Committee is composed of four Outside Directors. Among the members, Pil Hwa Yoo is the financial expert.

The Audit Committee performs its duties and accounting work independently. If necessary, the Audit Committee and its members have the right to report on the company’s business and investigate the company’s financial status.

(3) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion
First	Jan. 17, 2013	Pre-approval of non-audit service of external auditor for consolidated company	Original proposal approved
Second	Jan. 30, 2013	Approval of financial statements for the 31th term	Original proposal approved
		Report on consolidated financial statements for the 31th term	Original proposal accepted
		Report of business report for the 31th term	Original proposal accepted
		Pre-approval on remuneration for non-audit services of external auditors	Original proposal approved
		Pre-approval of remuneration for non-audit service of external auditor for consolidated company	Original proposal approved
		Report of final audit for fiscal year 2012	Original proposal accepted
Third	Feb. 13, 2013	Report on operating result of internal accounting management system for fiscal year 2012	Original proposal accepted
		Appointment of external auditor for fiscal years 2013~2015 and approval of the remuneration for 2013	Original proposal approved
		Pre-approval on remuneration for non-audit services of external auditors	Original proposal approved
		Report on operational condition of internal accounting management system for fiscal year 2012 (prepared by audit committee)	Original proposal accepted
		Report on audit records for 2012 and audit plan for 2013	Original proposal accepted
Fourth	Feb. 25, 2013	Report on agenda of the annual general meeting of shareholders and result on document review	Original proposal accepted
		Audit report for the annual general meeting of shareholders for the 31th term	Original proposal accepted
		Evaluation report on operational status of internal compliance device of the audit committee	Original proposal accepted
Fifth	Mar.21, 2013	Approval of remuneration for audit and non-audit services of independent auditor of consolidated companies for fiscal year 2013	Original proposal approved
Sixth	Apr. 18, 2013	Appointment of the chairman of Audit committee	Chairman appointed
		Report on filing of Form 20-F for fiscal year 2012	Original proposal accepted
Seventh	Aug. 27, 2013	Report on statement of accounts for the first quarter of fiscal year 2013	Original proposal accepted
		Report on consolidated statement of accounts for the first quarter of fiscal year 2013	Original proposal accepted
		Report of audit performance for the first quarter of fiscal year 2013 and audit plan for second quarter of fiscal year 2013	Original proposal accepted
Eighth	Aug. 7, 2013	Report on accounts for the first half of fiscal year 2013(KT stand-alone and consolidated basis)	Original proposal accepted
		Approval of remuneration for audit service of independent auditor for consolidated company for fiscal year 2013	Original proposal approved
		Approval of remuneration for non-audit service of independent auditor for consolidated company for fiscal year 2013	Original proposal approved
		Report of audit performance for the first half of 2013	Original proposal accepted
		Report of audit performance for the second quarter of 2013 and audit plan for the third quarter of 2013	Original proposal accepted

Ninth	Oct. 24. 2013	Report on accounts for the third quarter of fiscal year 2013 (KT stand-alone and consolidated basis)	Original proposal accepted
		Proposal on decision to file a lawsuit against minority shareholder’s derivative suit	Original proposal approved
		Report of audit performance for the third quarter of 2013 and audit plan for the fourth quarter of 2013	Original proposal accepted
Tenth	Dec. 6. 2013	Proposal on minority shareholder’s claim of filing a lawsuit against director	Original proposal approved

3. Matters on Shareholder’s Exercise of Voting Rights

(1) Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

(2) Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005).

4. Equity Investments

[As of December 31, 2013]										(Units: In Share, Won million, %)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Powertel Co. Ltd.	7,771,418	44.8%	37,419	—	—	—	7,771,418	44.8%	37,419	167,131	5,453
KT E&S	2,000,000	100.0%	48,684	—	—	—	2,000,000	100.0%	48,684	299,844	21,671
KT Linkus co., Ltd.	2,941,668	93.8%	6,282	—	—	—	2,941,668	93.8%	6,282	70,562	1,920
KT Submarine	1,617,000	36.9%	24,370	6,468,000			8,085,000	36.9%	24,370	115,781	6,146
KT Capital Co., Ltd.	36,651,949	83.6%	267,092	—	—	—	36,651,949	83.6%	267,092	5,462,028	129,354
KT Rental Co., Ltd.	5,698,768	58.0%	156,957	—	—	—	5,698,768	58.0%	156,957	2,188,271	32,400
KT Telecop Co. Ltd.	5,765,911	86.8%	26,045	—	—	—	5,765,911	86.8%	26,045	192,126	3,840
KT Skylife	23,908,000	50.0%	311,696	—	—	—	23,908,000	50.0%	311,696	684,651	72,724
Softnix Co.Ltd.	360,000	77.4%	1,810	—	—	—	360,000	77.4%	1,810	1,431	-178
KT New Business Investment Fund No.1	200	90.9%	20,112	—	—	—	200	90.9%	20,112	16,739	-4,492
KT Data System Co., Ltd.	2,400,000	95.3%	19,616	—	—	—	2,400,000	95.3%	19,616	189,983	18,245
Gyeonggi- KT Green Growth Investment Association	122	40.3%	12,167	—	—	—	122	40.3%	12,167	25,906	500
KT Capital Media Contents Investment Fund No. 2	3,043	43.5%	3,045	—	—	—	3,043	43.5%	3,045	6,385	-642
KT oic	6,100,000	79.2%	5,883	—	—	—	6,100,000	79.2%	5,883	3,626	-448
KT Estate	15,848,819	100.0%	1,081,808	—	2,714	—	15,848,819	100.0%	1,084,522	1,434,685	22,692
KT Strategic Investment Fund No. 1	200	90.9%	20,000	—	—	—	200	90.9%	20,000	14,135	-8,328
Korea HD Broadcasting	6,000,000	14.8%	3,000	—	—	—	6,000,000	14.8%	3,000	40,520	-820
KT-SB Data Services	3,774,000	51.0%	18,870	—	—	—	3,774,000	51.0%	18,870	28,001	-4,802
KT cloudware	3,295,287	86.2%	28,600	—	—	—	3,295,287	86.2%	28,600	15,995	-2,913
Enswers	17,861	35.5%	15,957	—	-10,627	—	17,861	35.5%	5,330	8,722	-4,990
Centios	266,667	82.8%	13,984	800,001	—	—	1,066,668	82.8%	13,984	27,873	-5,097

H&C Network	8,903	1.0%	848	—	—	—	8,903	1.0%	848	257,390	18,870
Ustream Korea	509,532	51.0%	2,548	173,633	868	—	683,165	51.0%	3,416	2,677	-2,363
KT innoedu	1,749,000	48.4%	7,775	—	—	—	1,749,000	48.4%	7,775	12,618	-1,020
KT Hitel	22,750,000	65.9%	120,078	—	—	—	22,750,000	63.7%	120,078	293,665	3,551
KT Commerce, Inc.	266,000	19.0%	1,782	—	—	—	266,000	19.0%	1,782	88,602	1,226
KT mhows Co., Ltd.	510,000	51.0%	3,344	—	—	—	510,000	51.0%	3,344	25,845	1,739
KT M&S Co., Ltd.	47,400,000	100.0%	124,564	—	—	—	47,400,000	100.0%	124,564	281,011	22,614
KT Music Co., Ltd.	20,904,514	57.8%	37,417	—	—	—	20,904,514	57.8%	37,417	82,997	-5,088
Sidus FNH Co.	5,797,000	72.4%	7,022	—	—	—	5,797,000	72.4%	7,022	9,481	-387
Nasmedia Co., Ltd	3,742,406	51.4%	23,051	—	—	—	3,742,406	45.4%	23,051	97,140	5,615
KT media hub	1,000,000	100.0%	80,000	—	—	—	1,000,000	100.0%	80,000	184,702	21,146
KT sat	10,000,000	100.0%	390,530	—	—	—	10,000,000	100.0%	390,530	492,965	56,859
BestPartners	300,000	100.0%	1,500	—	—	—	300,000	100.0%	1,500	882	-681
KT Strategic Investment Fund No. 2	100	90.9%	10,000	—	—	—	100	90.9%	10,000	11,376	86
KT Tech	5,146,962	93.8%	—	-5,146,962	—	—	—	—	—	—	—
T-On telecom	—	—	1,840,000	9,200	—	1,840,000	100.0%	9,200	3,347	-2,358	—
KT -Music Contents Investment fund no.1	—	—	—	2,450,000,000	2,450	—	2,450,000,000	23.3%	2,450	10,529	-157
KT Sprorts	—	—	1,200,000	6,000	—	1,200,000	60.0%	6,000	15,672	-970	—
KT -Michigan Global Contents Fund	—	—	3,140	3,140	—	3,140	49.1%	3,140	6,227	-173	—
Autopion	—	—	—	400,000	2,000	—	400,000	100.0%	2,000	5,314	—
Korea Telecom America, Inc.(USA)	6,000	100.0%	4,064	—	—	—	6,000	100.0%	4,064	5,773	32
Korea Telecom Japan Co., Ltd.(Japan)	12,856	100.0%	3,995	—	—	—	12,856	100.0%	3,995	17,752	30
Korea Telecom China Co., Ltd.(China)	—	100.0%	2,160	—	—	—	0	100.0%	2,160	1,178	-1,108
KT Dutch B.V	82,614	60.0%	36,275	133,823	15,108	—	216,437	100.0%	51,383	46,347	-4,131
PT. KT Indonesia	198,000	99.0%	108	—	—	—	198,000	99.0%	108	30	1
KT Belgium	—	—	—	36,049,999	38,345	—	36,049,999	99.9%	38,345	38,033	-11
KT ORS	—	—	—	89,999	96	—	89,999	99.9%	96	95	—

VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Directors

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Non-Independent Directors (1)
Chang-Gyu Hwang	Chief Executive Officer	January 2014 (2)	January 23, 1953	2017
Hoon Han	Senior Executive Vice President	March 2014	March 23, 1958	2015
Heon Moon Lim	Senior Executive Vice President	March 2014	November 15, 1960	2015
Outside Directors (1)
Do Kyun Song	Chairperson of the Board of Directors, Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2016
Keuk Je Sung	Professor, Graduate School of Pan Pacific International Studies, Kyunghee University	March 2012	June 4, 1943	2015
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2016
Jong-Goo Kim	Of Counsel, New Dimension Law Group	March 2014	July 7, 1941	2017
Chu-Hwan Yim	Honorary President, Korean Institute of Communications and Information Sciences	March 2014	February 9, 1949	2016
Pil Hwa Yoo	Professor, Graduate School of Business, Sungkyunkwan University	March 2014	January 13, 1954	2015
Suk-Gwon Chang	Professor, Department of Business Administration, Hanyang University	March 2014	February 21, 1956	2015
Dae-Keun Park	Professor, Department of Economics and Finance, Hanyang University	March 2014	March 15 1958	2017

(1)	All of our non-independent and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	On November 12, 2013, Mr. Suk-Chae Lee resigned from his position as the President and Chief Executive Officer of KT Corporation. Mr. Chang-Gyu Hwang’s appointment as the new Chief Executive Officer was approved at an extraordinary general meeting of shareholders held on January 27, 2014.

2. Senior Management

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Kyu-Taek Nam	Senior Executive Vice President, Marketing Group	January 2014	28	February 6, 1961
Kyu-Shik Shin	Senior Executive Vice President, Global & Enterprise Group	January 2014	3	June 7, 1957
Seong-Mook Oh	Senior Executive Vice President, Network Group	January 2014	28	August 20, 1960
Ki Chul Kim	Senior Executive Vice President, IT Group	January 2014	9	January 1, 1955
In-Sung Jun	Senior Executive Vice President, Corporate Relations Group	January 2014	32	October 9, 1958
Jeong-Tae Park	Senior Executive Vice President, Legal & Ethics Office	January 2014	30	December 10, 1959
Hae-Jung Park	Executive Vice President, Integrated Marketing Communication Business Unit	January 2014	7	May 23, 1963
Jong-Jin Chae	Executive Vice President, Enterprise Network Business Unit	January 2014	26	June 25, 1961
Cha-Hyun Yoon	Executive Vice President, Network Design Unit	January 2014	29	December 2, 1961
Dong-Myun Lee	Executive Vice President, Institute of Convergence Technology	January 2014	23	October 15, 1962
Yoon-Young Park	Executive Vice President, Future Business Development Group, Institute of Convergence Technology	January 2014	22	April 18, 1962
Kyoung-Lim Yun	Executive Vice President, Future Convergence Strategy Office	February 2014	4	June 14, 1963
Mun-Whan Lee	Executive Vice President, Strategy & Planning Office	January 2014	25	October 1, 1963
Bum-Joon Kim	Executive Vice President, Synergy Management Office	January 2014	9	March 25, 1965
In-Hoe Kim	Executive Vice President, Financial Management Office, Corporate Planning Group	January 2014	0	June 25, 1964
Kwang-Suk Shin	Executive Vice President, Value Management Department, Financial Management Office, Corporate Planning Group	January 2014	25	January 5, 1960
Dong-Hoon Han	Executive Vice President, Management Support Group	January 2014	33	September 12, 1959
Sang-Bong Nam	Executive Vice President, Legal Affairs Center, Legal & Ethics Office	January 2014	1	October 19, 1963
Tae-Yol Yoo	Executive Vice President, Economics & Management Research Institute	January 2014	30	April 4, 1960
Hyeon-Mo Ku	Executive Vice President, CEO Office	January 2014	27	January 13, 1964
Dae-San Lee	Executive Vice President, Group Department, CEO Office	January 2014	27	January 10, 1961
Yun-Su Kim	Senior Vice President, Customer Strategy Business Unit	January 2014	22	November 2, 1963
Jae-Hyeon Kim	Senior Vice President, Sales Operating Business Unit	January 2014	17	September 26, 1962

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Young-Sik Park	Senior Vice President, Small & Medium Business Unit	January 2014	36	April 9, 1957
Jin-Chul Kim	Senior Vice President, Customer Satisfaction Unit	January 2014	25	May 25, 1962
Myung-Beom Pyun	Senior Vice President, Northern Seoul Sales Headquarter	January 2014	17	June 19, 1960
Dae-Gi Gong	Senior Vice President, Gwanghwamun Sales Branch, Northern Seoul Sales Headquarter	January 2014	27	March 13, 1960
Hyon-Seog Lee	Senior Vice President, Southern Seoul Sales Headquarter	January 2014	22	March 10, 1962
Hee-Youp Chang	Senior Vice President, Gangnam Sales Branch, Southern Seoul Sales Headquarter	January 2014	28	October 1, 1959
Seong-Yll Cheon	Senior Vice President, Sinsa Sales Branch, Southern Seoul Sales Headquarter	January 2014	27	April 15, 1960
Hong-Jae Lee	Senior Vice President, Western Seoul Sales Headquarter	January 2014	29	August 29, 1962
Gang-Geun Lee	Senior Vice President, Busan Sales Headquarter	January 2014	25	June 22, 1961
Dong-Kwang Kim	Senior Vice President, Daegu Sales Headquarter	January 2014	19	March 23, 1962
Hyeong-Chul Park	Senior Vice President, Jeonnam Sales Headquarter	January 2014	28	February 2, 1962
Youn-Mo Jeon	Senior Vice President, Jeonbuk Sales Headquarter	January 2014	17	September 6, 1960
Dae-Su Park	Senior Vice President, Chungnam Sales Headquarter	January 2014	25	October 28, 1963
Jun-Su Jeong	Senior Vice President, Chungbuk Sales Headquarter	January 2014	22	November 2, 1962
Seung-Gyum Kim	Senior Vice President, Gangwon Sales Headquarter	January 2014	28	June 21, 1961
Sung-Kyu Yang	Senior Vice President, Jeju Sales Headquarter	January 2014	26	March 14, 1962
Kook-Hyun Kang	Senior Vice President, Marketing Strategy Business Unit	January 2014	25	September 8, 1963
Jong-Jin Park	Senior Vice President, Marketing Strategy Department, Marketing Strategy Business Unit	January 2014	22	August 14, 1963
Hyoung-Wook Kim	Senior Vice President, Device Business Unit	January 2014	17	April 24, 1963
Bong-Goon Kwak	Senior Vice President, Data Service Business Unit	January 2014	29	March 2, 1960
Hye-Jeong Yun	Senior Vice President, Service Development Department, Data Service Business Unit	January 2014	23	June 12, 1966
Hee Kyoung Song	Senior Vice President, Enterprise IT Business Unit	January 2014	1	July 24, 1964
Ki-Jong Moon	Senior Vice President, Enterprise Business Performing Unit	January 2014	37	September 30, 1957
Yang-Hwan Ryoo	Senior Vice President, Enterprise Business Consulting Unit	January 2014	36	October 12, 1958

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Jae-Gyo Kim	Senior Vice President, Public Customer Business Unit	January 2014	35	September 23, 1958
Yoon-Sik Jeong	Senior Vice President, Enterprise Customer Business Unit	January 2014	5	September 30, 1964
Tae-Sung Lim	Senior Vice President, Global Business Unit	January 2014	23	March 4, 1963
Pan-Sik Shin	Senior Vice President, Global Professional Group, Global Business Unit	January 2014	27	February 25, 1959
Jae-Yoon Park	Senior Vice President, Network Strategy Business Unit	January 2014	28	December 18, 1960
Cheol-Gyu Lee	Senior Vice President, Network Operation & Maintenance Unit	January 2014	28	August 24, 1960
Chang-Seok Seo	Senior Vice President, Network Technology Unit	January 2014	20	July 5, 1967
Mi-Na Oh	Senior Vice President, Core Network Technology Department, Network Technology Unit	January 2014	20	April 11, 1969
Young-Hyun Kim	Senior Vice President, Gangbuk Network Operation & Maintenance Headquarter	January 2014	36	December 19, 1958
Young-Sik Kim	Senior Vice President, Gangnam Network Operation & Maintenance Headquarter	January 2014	24	March 15, 1961
Ho-Won Moon	Senior Vice President, Busan Network Operation & Maintenance Headquarter	January 2014	28	January 7, 1959
Jong-Ok Park	Senior Vice President, IT Strategy & Planning Business Unit	January 2014	23	January 24, 1962
June-Keun Kim	Senior Vice President, Management Infrastructure Department, IT Strategy & Planning Business Unit	January 2014	4	November 12, 1966
Sang-Yong Lee	Senior Vice President, Data & Information Security Department, IT Strategy & Planning Business Unit	January 2014	3	December 23, 1967
Yi-Shik Kim	Senior Vice President, Big Data Analysis Department, IT Strategy & Planning Business Unit	January 2014	1	October 16, 1968
Dong-Sik Yun	Senior Vice President, Service Platform Business Unit	January 2014	26	June 9, 1963
Ji-Yun Kim	Senior Vice President, Cloud Platform Business Unit	January 2014	2	January 27, 1968
Young-Myoung Kim	Senior Vice President, Research Support Department, Institute of Convergence Technology	January 2014	25	November 13, 1961
Hong-Beom Jeon	Senior Vice President, Infra Laboratory	January 2014	23	October 3, 1962
Sook-Kyung Sung	Senior Vice President, Intellectual Property Rights Department, Infra Laboratory	January 2014	14	November 18, 1964
Seong-Choon Lee	Senior Vice President, Service Laboratory	January 2014	29	March 28, 1960
Ji-Hie Kim	Senior Vice President, Big Data Development Practical Job Training, Future Business Development Group, Institute of Convergence Technology	January 2014	1	August 6, 1965

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Jae-Ho Song	Senior Vice President, Future Convergence Strategy Office	January 2014	21	March 26, 1966
Seong-Hoon Kim	Senior Vice President, Future Convergence Strategy Office	January 2014	1	September 29, 1964
Dong-Seope Park	Senior Vice President, Corporate Planning Department, Strategy & Planning Office	January 2014	29	November 5, 1961
Pill-Jai Lee	Senior Vice President, Strategic Investment Department, Strategy & Planning Office	February 2014	26	October 3, 1961
Jeff Kahng	Senior Vice President, Valuation Department, Synergy Management Office	January 2014	1	August 13, 1966
Weon-Kyung Kim	Senior Vice President, Human Resources Office	January 2014	23	June 15, 1963
Doo-Seong Cheon	Senior Vice President, HR Development Center, Human Resources Office	January 2014	4	May 1, 1968
Jae-Eui Choi	Senior Vice President, Educational Dispatch, Human Resources Office	February 2014	27	April 17, 1961
Hoon Cho	Senior Vice President, Educational Dispatch, Human Resources Office	February 2014	21	December 4, 1966
Eung-Ho Lee	Senior Vice President, Educational Dispatch, Human Resources Office	February 2014	23	December 7, 1962
Min-Woo Seo	Senior Vice President, Educational Dispatch, Human Resources Office	January 2014	28	February 7, 1960
Hyun-Yok Sheen	Senior Vice President, Management Support Office	January 2014	21	August 25, 1968
Won-Sic Hahn	Senior Vice President, Procurement Cooperation Office	January 2014	29	October 26, 1960
Han-Sup Lee	Senior Vice President, Network Technology Investigation Department, Procurement Cooperation Office	January 2014	18	March 6, 1966
Young-Pil Park	Senior Vice President, Corporate Relations Support Department, Corporate Relations Group	January 2014	8	February 9, 1968
Young-Ho Oh	Senior Vice President, Public Relations Office	March 2014	16	September 16, 1962
Min-Woo Seo	Senior Vice President, Public Relations Office	January 2014	28	February 7, 1960
Byung-Sam Park	Senior Vice President, Legal Affairs Department, Legal Affairs Center, Legal & Ethics Office	January 2014	1	October 13, 1966
Hee-Su Kim	Senior Vice President, Economics & Management Research Institute	January 2014	3	October 15, 1962
Kyung-Joon Lee	Senior Vice President, Project Planning Department, Economics & Management Research Institute	January 2014	23	June 2, 1963
Hwa Jung	Senior Vice President, PEG, Project Planning Department, Economics & Management Research Institute	January 2014	25	August 10, 1964

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Sang-Wook Seo	Senior Vice President, PEG, Project Planning Department, Economics & Management Research Institute	January 2014	2	January 26, 1972
Hyo-Sill Kim	Senior Vice President, PEG, Project Planning Department, Economics & Management Research Institute	January 2014	21	April 17, 1963
Jae-Yon Cha	Senior Vice President, Finance Department, CEO Office	January 2014	23	September 25, 1965

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate

3. Current Status of Employees

						(Unit: Persons, Years, Won million)
Type	Number of Employees			Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Note
	General	Other	Total
Total	31,592	859	32,451	19.9	2,077,245	67

➢	Number of employees as of December 31, 2013 (excluding executive directors).

➢	Average years in continuous services: Calculated using aggregate years of service of employees as of December 31, 2013 divided by number of employees as of December 31, 2013.

➢	Average payroll per person: Calculated using yearly average number of employees (31,059 employees).

*	Average payroll per person = total payroll amount / yearly average number of employees.

4. Remuneration to Executive Officers

(1) Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

						(Unit: Won million)
Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Fair Value of Stock Option	Weight	Reference
3 Non-Independent Directors	5,603	65	1,401	—	—	—
8 Outside Directors	639		85	—	—	—

➢	The number of outside directors: the total amount of paid and the average amount paid per person include Mr. Jong Hwan Song who resigned on June 13, 2013.

➢	Non-Independent directors’ retirement benefits, employee benefits included in the amount paid.

(2) Grant and Exercise of Stock Option

*	Not applicable as of December 31, 2013.